UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Quarterly Review

Telefônica Brasil S.A.

Quarter ended March 31, 2012
With Independent Auditors’ Review Report on Quartely Information

(A free translation of the original issued in Portuguese)

Telefônica Brasil S.A.

Quarterly Information.

March 31, 2012

Contents

Independent auditors’ review report on quarterly information	1

Balance sheets	4
Statements of income	6
Statements of comprehensive income	7
Statements of changes in shareholders´ equity	8
Statements of cash flows	9
Statements of added value	10
Notes to the quarterly information	11

Management comments on consolidated performance	95

REPORT OF QUARTERLY INFORMATION REVIEW

(A free translation of the original report issued in Portuguese)

To the Shareholders, Board Members and Directors of

TELEFÔNICA BRASIL S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim accounting information of TELEFÔNICA BRASIL S.A. and subsidiaries, contained in the ITR (Quarterly Information Form), referring to the quarter ended on March 31, 2012, which comprises the balance sheet and related statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, including the notes thereto.

The management is responsible for the preparation of the individual interim accounting information according to CPC Technical Pronouncement CPC 21 – Interim Statement and interim consolidated accounting information according to CPC 21 and international standard IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of such information according to standards issued by CVM (Brazilian SEC), applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standards of review of interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade e ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly to those responsible for financial and accounting matters, and the application of analytical procedures and other review procedures.

The scope of a review is significantly less in scope than an audit and, consequently, it did not allow us to obtain assurance that we became aware of all significant matters which could be identified in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with the Brazilian SEC (CVM) regulations.

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated statement of value added (SVA), referring to the three-month period ended March 31, 2012, the presentation of which in the interim information is required according to standards issued by CVM (Brazilian SEC), regulations applicable to the preparation of the Quarterly Information – ITR and considered as supplementary information by IFRS’s standards, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we are not aware of any fact which could make us believe that they were not prepared, in all material aspects, in accordance with individual and consolidated interim accounting information taken as a whole.

Audit and review of comparative amounts of previous year

The Quarterly Information – ITR, mentioned in the first paragraph, includes accounting information corresponding to income, comprehensive income, changes in shareholders’ equity, cash flows and added value of the quarter ended March 31, 2011, obtained from the Quarterly Information – ITR from that period, and those from the balance sheet of December 31, 2011, obtained from the financial statements as of December 31, 2011, presented for comparison purposes. The review of the Quarterly Information – ITR of the quarter ended March 31, 2011 and the examination of the financial statements from the period ended December 31, 2011 were conducted under the responsibility of other independent auditors, who issued review and audit reports dated May 10, 2011 and February 14, 2012, respectively, with no changes.

São Paulo, May 07, 2012.

CRC Nº 2SP013002/O-3

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

Telefônica Brasil S.A.

Balance sheets

March 31, 2012 and December 31, 2011

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Note	Company		Consolidated
Assets		03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current assets		4,705,057	4,775,480	12,087,646	11,810,118
Cash and cash equivalents	4	877,302	826,902	3,177,346	2,940,342
Trade accounts receivable, net	5	2,267,013	2,286,636	4,901,347	5,105,860
Inventories	6	36,994	31,836	434,722	471,721
Recoverable taxes	7.1	1,021,601	1,130,761	2,406,472	2,495,066
Escrow deposits	8	0	0	118,476	116,421
Derivatives	35	2	674	1,314	1,840
Prepaid expenses	9	51,802	37,705	493,567	255,056
Other	10	450,343	460,966	554,402	423,812
Noncurrent assets		50,756,679	50,269,267	53,301,295	53,679,855
Long-term portion of investments pledged as collateral		0	0	102,657	99,114
Trade accounts receivable, net	5	0	0	82,647	84,855
Recoverable taxes	7.1	591,949	787,852	810,330	1,014,959
Deferred taxes	7.2	0	0	1,264,446	1,428,878
Escrow deposits	8	2,932,170	2,815,964	3,629,222	3,400,244
Derivatives	35	29,067	35,142	196,443	225,935
Prepaid expenses	9	17,520	18,290	37,986	32,138
Other	10	100,370	109,221	137,110	148,293
Investments	11	21,079,182	20,245,883	40,764	37,835
Property, plant and equipment, net	12	9,603,319	9,691,517	17,098,166	17,153,920
Intangible assets, net	13	16,403,102	16,565,398	29,901,524	30,053,684

Total Assets		55,461,736	55,044,747	65,388,941	65,489,973

	Note	Company		Consolidated
Liabilities and Shareholders’ Equity		03/31/2012	12/31/2011	03/31/2012	12/31/2011

Current Liabilities		5,847,880	6,398,178	11,688,464	12,740,263
Payroll and related accruals	14	210,164	244,438	402,871	495,624
Trade accounts payable	15	2,154,998	2,396,987	5,398,546	6,081,611
Taxes payable	16	585,378	700,187	1,544,445	1,691,991
Loans and financing	17.1	418,743	510,899	897,064	988,413
Debentures	17.2	498,564	468,624	498,564	468,624
Dividends and interest on shareholders´ equity	18	970,319	972,986	970,319	972,986
Provisions	19	294,028	287,137	430,054	416,313
Derivatives obligations	35	10,617	10,960	41,856	51,162
Deferred revenue	20	77,276	84,956	793,110	761,268
Grouping of fractional shares		346,278	346,396	389,834	389,953
Other	21	281,515	374,608	321,801	422,318
Non Current Liabilities		5,327,456	5,320,852	9,409,881	9,418,925
Taxes payable	16	31,807	32,390	446,762	433,071
Deferred taxes	7.2	834,594	788,954	834,594	788,954
Loans and financing	17.1	1,172,183	1,277,783	3,738,376	3,959,115
Debentures	17.2	793,931	787,807	793,931	787,807
Provisions	19	2,399,757	2,336,981	3,312,229	3,147,085
Derivatives obligations	35	8,952	13,382	63,016	78,369
Deferred revenue	20	44,303	38,616	156,091	156,266
Other	21	41,929	44,939	64,882	68,258
TOTAL SHAREHOLDERS’ EQUITY	22	44,286,400	43,325,717	44,290,596	43,330,785
Capital		37,798,110	37,798,110	37,798,110	37,798,110
Capital Reserves		2,718,300	2,719,665	2,718,300	2,719,665
Legal Reserve		877,322	877,322	877,322	877,322
Award the purchase of non-controlling interest		(29,929)	(29,929)	(29,929)	(29,929)
Other comprehensive income		7,262	7,520	7,262	7,520
Accumulated profit		962,306	-	962,306
Additional proposed dividends		1,953,029	1,953,029	1,953,029	1,953,029
MINORITY PARTICIPATION		-	-	4,196	5,068

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		55,461,736	55,044,747	65,388,941	65,489,973

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

Statements of income

Three-months periods ended March 31, 2012 and 2011

(In thousands of reais, except earnings per share data)

(A free translation of the original issued in Portuguese)

	Note	Company		Consolidated
		Mar/2012	Mar/2011	Mar/2012	Mar/2011

Net operating revenue	23	3,263,797	3,689,647	8,314,330	3,974,695

Cost of goods and services	24	(2,023,786)	(2,128,928)	(4,234,140)	(2,404,009)

Gross profit		1,240,011	1,560,719	4,080,190	1,570,686

Operation Expenses		(213,608)	(888,013)	(2,551,146)	(917,136)
Selling	25	(829,794)	(735,607)	(2,174,991)	(775,188)
General and administrative	26	(199,576)	(137,220)	(559,163)	(170,259)
Equity in earnings (losses) of associates	11	828,464	(49,611)	-	762
Other operating income (expenses), net	27	(12,702)	34,425	183,008	27,549

Operating income before financial income (expense), net		1,026,403	672,706	1,529,044	653,550

Financial income (expense), net	28	(35,248)	2,660	(63,069)	27,892

Income before income tax and social contribution		991,155	675,366	1,465,975	681,442

Income tax and social contribution	29	(33,705)	(257,029)	(509,397)	(263,105)

Net income for the period		957,450	418,337	956,578	418,337

Attributed to:
Participation of non-controlling shareholders		-	-	(872)	-
Equity holders of the parent company		957,450	418,337	957,450	418,337

Basic and diluted earnings per share – Common		0.80	0.78	0.80	0.78
Basic and diluted earnings per share – Preferred		0.88	0.85	0.88	0.85

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

Statement of comprehensive income

Three-months periods ended March 31, 2012 and 2011

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Net income for the period	957,450	418,337	956,578	418,337
Gains (Losses) on investments available for sale	2,550	6,473	2,929	6,473
Taxes on (gains) losses on investments available for sales	(5,098)	(2,201)	(5,098)	(2,201)
Gains (losses) on derivative transactions	-	-	2,680	-
Taxes on earnings (losses) on derivatives transactions	-	-	(911)	-
Cumulative translation adjustments	142	2,263	142	2,263
Participation in comprehensive income of subsidiaries	2,148	-	-	-
Net Gains (Losses) recognized in equity	(258)	6,535	(258)	6,535
Comprehensive income for the period	957,192	424,872	956,320	424,872

Attributed to:
Participation of non-controlling shareholders	-	-	(872)	-
Equity holders of the parent company	957,192	424,872	957,192	424,872

Basic and diluted comprehensive income per share – Common	0.80	0.79	0.80	0.79
Basic and diluted comprehensive income per share – Preferred	0.88	0.87	0.88	0.87

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

Statements of changes in shareholders´ equity

March 31, 2012 and December 31, 2011

 (In thousands of reais)

(A free translation of the orginal issued in Portuguese)

			Capital reserves						Other comprehensive income
Balances as of December 31, 2010	Capital	Award the purchase of non-controlling interest	Special Goodwill reserve	Capital reserves	Treasury shares	Legal Reserve	Retained Earnings	Additional proposed dividend	Unrealized gains on available for sale securities, net of tax	Derivative transactions	Cumulative translation adjusments	Equity of the Company	Participation of non-controlling shareholders	Total shareholders' equity

Balances as of December 31, 2010	6,575,480	-	63,074	2,688,207	(17,719)	659,556	-	1,694,099	13,296	-	(8,879)	11,667,114	-	11,667,114
Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	107,874	-	-	-	-	107,874	-	107,874
Capital increase by incorporation of the shares of Vivo Participacoes on 27/04/2011	31,222,630	-	-	47,723	-	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights to shareholders due to the incorporation of Vivo	-	-	-	-	(3)	-	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-	-	-	-	(61,617)	-	-	-	-	-	-	(61,617)	-	(61,617)
Participation of non-controlling shareholders	-	(29,929)	-	-	-	-	-	-	-	-	-	(29,929)	(1,813)	(31,742)
Legal reserve	-	-	-	-	-	217,766	(217,766)	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	4,355,318	-	-	-	-	4,355,318	6,881	4,362,199
Other comprehensive income	-	-	-	-	-	-	(42,997)	-	(3,412)	1,995	4,520	(39,894)	-	(39,894)
Appropriations:
Dividends	-	-	-	-	-	-	(382,400)	(1,694,099)	-	-	-	(2,076,499)	-	(2,076,499)
Interest on shareholders’ equity	-	-	-	-	-	-	(1,586,950)	-	-	-	-	(1,586,950)	-	(1,586,950)
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	(280,050)	-	-	-	-	(280,050)	-	(280,050)
Additional proposed dividend	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-	-	-

Balances as of December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785

Unclaimed dividends and interest on shareholders’ equity, net of taxes	-	-	-	-	-	-	4,856	-	-	-	-	4,856	-	4,856
Capital increase by incorporation of the shares of Vivo Participacoes on 27/04/2011	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Withdrawal rights to shareholders due to the incorporation of Vivo	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Repurchase of shares	-	-	-	-	(1,365)	-	-	-	-	-	-	(1,365)	-	(1,365)
Participation of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	957,450	-	-	-	-	957,450	(872)	956,578
Other comprehensive income	-	-	-	-	-	-	-	-	(2,169)	1,769	142	(258)	-	(258)
Donations and investment subsidies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Appropriations:	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Withholding tax on interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional proposed dividend	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Balances as of March 31, 2012	37,798,110	(29,929)	63,074	2,735,930	(80,704)	877,322	962,306	1,953,029	7,715	3,764	(4,217)	44,286,400	4,196	44,290,596

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

Statements of cash flows

Three-months periods ended March 31, 2012 and 2011

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Cash flows from operations
Income before income tax and social contribution	991,155	675,366	1,465,975	681,442
Items that do not affect cash
Expenses (revenues) not affecting cash	(4,843)	597,262	1,508,315	624,740
Depreciation and amortization	652,628	475,654	1,318,292	538,508
Foreign exchange variations on loans	(6,023)	(16,551)	(1,705)	(16,551)
Monetary variations	(1,903)	(13,261)	134	(12,792)
(Gain) / Loss from equity in earnings of associates	(828,464)	49,611	-	(762)
(Gain) / Loss on permanent asset disposals	5,195	(9,047)	(208,107)	(8,620)
Allowance for doubtful accounts	77,944	73,834	181,860	84,962
Pension and other post-retirement benefits plans	(1,345)	(2,547)	(3,603)	(2,567)
Tax, Labor and civil provisions	27,293	2,320	74,504	3,115
Interest expense	67,720	40,708	139,784	40,708
Provision for dismantling costs	(188)	-	(508)	-
Provision for loyalty program	-	-	7,300	-
Others	2,300	(3,459)	364	(1,261)
(Increase) decrease in operating assets	218,561	(234,272)	225,441	(132,503)
Trade accounts receivable, net	(58,321)	(129,780)	24,862	(125,291)
Inventories	(5,158)	(4,998)	35,347	(20,730)
Other current assets	154,638	51,213	133,150	48,988
Other noncurrent assets	127,402	(150,707)	32,082	(35,470)
Increase (decrease) in operating liabilities
	(278,435)	(152,861)	(1,066,189)	(350,149)
Payroll and related accruals	(34,274)	(59,562)	(92,754)	(61,942)
Accounts payable and accrued expenses	12,670	162,581	(293,014)	(23,869)
Taxes other than income taxes	(115,392)	(11,395)	(176,069)	(11,574)
Other current liabilities	(95,818)	10,148	(110,706)	4,123
Other noncurrent liabilities	(1,752)	(7,746)	(31,109)	(8,074)
Interest paid	(34,386)	(40,956)	(94,256)	(40,956)
Income and social contribution taxes paid	(9,483)	(205,931)	(268,281)	(207,857)
Cash provided by operations	926,438	885,495	2,133,542	823,530

Cash flows generated from (used in) investing activities
Acquisition of fixed and intangible assets, net of grants	(674,349)	(733,072)	(1,574,318)	(722,536)
Cash from sales of fixed assets	653	21,483	1,361	21,483
Cash used in investing activities	(673,696)	(711,589)	(1,572,957)	(701,053)

Cash flows generated from (used in) financing activities
Loans paid	(195,561)	(104,464)	(305,608)	(104,464)
New loans obtained	-	698,470	6,966	698,470
Net payment on derivatives contracts	(5,416)	(3,384)	(23,574)	(3,384)
Repurchase of treasury shares	(1,365)	-	(1,365)	-
Cash generated from financing activities	(202,342)	590,622	(323,581)	590,622

Increase in cash and cash equivalents	50,400	764,528	237,004	713,099
Cash and cash equivalents at beginning of year	826,902	1,089,089	2,940,342	1,556,715
Cash and cash equivalents at end of period	877,302	1,853,617	3,177,346	2,269,814
Changes in cash during the period	50,400	764,528	237,004	713,099

The accompanying notes are an integral part of these financial statements.

Telefônica Brasil S.A.

Statements of value added

Three-months periods ended March 31, 2012 and 2011

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011

Revenues	4.361.417	5.090.279	11.477.698	5.421.912
Sale of goods, products and services	4.374.387	5.055.008	11.278.762	5.398.587
Other income	64.974	109.105	380.796	108.287
Allowance for doubtful accounts	(77.944)	(73.834)	(181.860)	(84.962)
Input products acquired from third parties	(1.967.407)	(2.222.033)	(4.185.099)	(2.444.648)
Cost of goods and services	(1.327.792)	(1.527.628)	(2.241.108)	(1.632.077)
Materials, energy, services of third parties and others	(625.529)	(653.462)	(1.725.877)	(766.555)
Loss of assets	(5.848)	(12.435)	(42.510)	(12.863)
Others	(8.238)	(28.508)	(175.604)	(33.153)
Gross added value	2.394.010	2.868.246	7.292.599	2.977.264
Retentions	(652.628)	(475.654)	(1.318.292)	(538.509)
Depreciation and amortization	(652.628)	(475.654)	(1.318.292)	(538.509)
Net added value produced	1.741.382	2.392.592	5.974.307	2.438.755
Added value received upon transfer	984.025	46.771	336.350	124.245
(Gain) loss from equity holding in associates	828.464	(49.611)	-	762
Financial income	155.561	96.382	336.350	123.483
Total added value to be distributed	2.725.407	2.439.363	6.310.657	2.563.000
Distribution of added value	(2.725.407)	(2.439.363)	(6.310.657)	(2.563.000)
Payroll and related charges	(234.194)	(185.706)	(537.892)	(191.532)
Salary	(142.651)	(132.205)	(345.546)	(136.695)
Benefits	(24.524)	(37.649)	(79.733)	(38.339)
Payroll tax - FGTS	(12.590)	(10.848)	(26.448)	(11.232)
Others	(54.429)	(5.004)	(86.165)	(5.266)
Taxes, fees and contributions	(1.195.603)	(1.601.591)	(3.905.674)	(1.635.415)
Federal tax	(300.828)	(536.294)	(1.534.806)	(563.082)
State tax	(872.609)	(1.054.196)	(2.340.181)	(1.054.204)
Municipal tax	(22.166)	(11.101)	(30.687)	(18.129)
Interest on third parties capital	(293.612)	(196.377)	(823.513)	(279.263)
Interest	(103.214)	(43.484)	(172.482)	(44.196)
Rent and leasing operations	(96.830)	(103.185)	(425.105)	(184.288)
Others	(93.568)	(49.708)	(225.926)	(50.779)
Others	(44.548)	(37.352)	(86.128)	(38.453)
Tax, labor and civil provisions	(44.548)	(37.352)	(86.128)	(38.453)
Retained Profit	957.450	418.337	956.578	418.337
minority participation	-	-	872	-

The accompanying notes are an integral part of these Financial Statements.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

1.   Operations and background

a)    Controlling shareholders

Telefônica Brasil S.A., is headquartered at Rua Martiniano de Carvalho, 851, in the capital of the state of São Paulo, Brazil. The Company belongs to the Telefonica Group, the telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2011 and March 31, 2012, held total direct and indirect interest of 73.81% of which 91.76% are common shares and 64.60% are preferred shares.

b)    Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo and mobile telephone services nationwide under Fixed Switch Telephone Service Concession Agreement – (STFC) and authorizations, respectively. The Company and its subsidiaries have also authorizations to provide other telecommunications services, such as data communication to the business market, broadband internet services (under the Speedy and Ajato brands), mobile telephone services ( Personal Mobile Services -SMP) and pay TV services, being: (i) by satellite all over the country (Telefonica TV Digital) and (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

The concessions and authorizations were granted by ANATEL, which is in charge of regulating the telecommunication sector in Brazil, according to the Law No 9.472, of July 16, 1997 – General Law of Telecommunication (“Lei Geral das Telecomunicações” - LGT), that was changed by Law No 9.986, of July 18, 2000 (notes 1.b.1 e 1.b.2 below).

The authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology were extended in February 16, 2009 and remain in force until 2024.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

b.1. Fixed Switch Telephone Service Concession Agreement (STFC)

The Company is the concessionaire of the STFC to render fixed telephony services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the State of São Paulo (except the municipalities that form the sector 33), established in the General Concession Plan (PGO/2008).

The current Concession Agreement dated June 30, 2011, in place since July 1, 2011 awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2015 and December 31, 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

The Concession Agreement establishes that all assets owned by the Company which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On March 31, 2012, the carrying amount of reversible assets is estimated at R$6,689,939 (R$6,698,899 as of December 31, 2011), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the Concession Agreement, every two years, during the agreement’s new 20-year period, public regime companies will have to pay a fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. In April of 2011, the Company made a payment for this concept of R$186,852, based on the 2010 STFC net revenues.

b.2. Commitments and relatives frequencies for mobile services

The business of Vivo S.A. ("VIVO"), including the services they can provide, are also regulated by ANATEL. Its action takes place through the issue of regulations and complementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15- year period. Biannually, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Vivo is engaged in cellular mobile telephone services (Personal Mobile Service – SMP), including the activities necessary or useful for the performance of said services, in conformity with the authorities granted to it.

c)     Share Trading in Stock Exchanges

c.1. Shares traded in the São Paulo Stock Exchange (BM&FBovespa)

On September 21, 1998, the Company started trading its shares in the São Paulo Stock Exchange (BM&FBovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

The Extraordinary Shareholders’ Meetings of Vivo Participações S.A. (Vivo Part.) and Telesp held on October 3, 2011, approved the merger of Vivo Part. into Telesp, which, on the same date, changed its corporate name to Telefônica Brasil S.A. On October 6, 2011, the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code for Telefônica Brasil (see note 3).

c.2. Shares traded in the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADRs trading process in the New York Stock Exchange (NYSE), which currently have the following characteristics:

•         Type of share: preferred.

•         Each ADR represents 1 (one) preferred share.

•         The shares are traded in the form of ADRs through code “VIV” on the New York Stock Exchange.

•         Foreign depositary bank: The Bank of New York.

•         Custodian bank in Brazil: Banco Itaú S.A.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

2.   Basis of presentation of quarterly information

The consolidated quarterly information (ITR) for the three-months period ended March  31, 2012 is presented by the Company in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB)  and the individual and consolidated financial statements  are presented in accordance with the accounting practices adopted in Brazil, which comprise the provisions of corporate legislation set forth in Law No. 6,404/76, as amended by Law no. 11,638/07 and by Law no. 11,941/09, and the accounting pronouncements issued by the Brazilian Accounting Pronouncements Board (CPC) and approved by the CVM.

Approval of the issuance of these quarterly information occurred in the Board of Directors meeting held on May 3, 2012.

These quarterly information have been prepared according to the principles, practices and accounting principles consistent with those adopted in preparing the financial statements for the fiscal year ended December 31, 2011, in addition to the new pronouncements, interpretations and amendments that entered  into force on 1st  January 2012, described as follows:

- Amendments to IAS 12, Income Taxes - Recovery of Underlying Assets

This amendment clarified the determination of deferred tax on investment property measured at fair value. Introduces a rebuttable presumption that the deferred tax on investment property measured at fair value model in IAS 40 should be set based on the fact that their carrying amount will be recovered through the sale.

The Telefónica Group has chosen not to assess the investment property at fair value method in the initial adoption of International Accounting Standards, so this change does not apply.

- Changes IFRS 7, Financial Instruments: Disclosures – Increase Disclosures Related to the Low –

This amendment requires additional disclosures about financial assets that were transferred but not downloaded in order to enable the user of the information understand the relationship with those assets that have not been downloaded and their associated liabilities. In addition, the amendment requires disclosures about the continuing involvement in financial assets written off to allow the user to assess the nature of the entity's continuing involvement in those assets disposed of, as well as the associated risks.

This amendment became effective for annual periods beginning on or after July 1, 2011 and in Brazil, only after the approval of the CPC and deliberation by the CVM for public companies. Currently this amendment is in the CPC Public Hearing.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

It is worth mentioning that the amendment in question only affects the disclosures, but does not currently apply to the Company and has no impact on their performance or financial condition.

New IFRS and Interpretations of the IFRS (International Financial Reporting Interpretations Committee - IFRIC) not yet effective at March 31, 2012.

At the date of these quarterly information the following IFRS, amendments and interpretations of the IFRIC have been issued but their application was not mandatory:

Standards and Amendments to Standards		Application required: fiscal years beginning as from
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
IFRS 9	Financial instruments	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19 revised	Employee Benefits	January 1, 2013
IAS 27 revised	Consolidated and Separate Financial Statements	January 1, 2013
IAS 28 revised	Investments in Associates and jointly controlled companies	January 1, 2013
Amendments to IFRS 7	Disclosure – offsetting of financial assets and financial liabilities	January 1, 2013
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014

The Company is currently analyzing the impact of the application of these standards, amendments and interpretations. Based on preliminary analysis made up to the present date the Company estimates that their application will not have a significant impact on the consolidated financial statements on first time adoption. Notwithstanding, changes introduced by IFRS 9 will affect the presentation of financial assets and transactions with those occurring as from January 1, 2015.

2.1  Comparative Information

These ITRs compares the quarters ended March 31, 2012 and 2011, except in relation to the balance sheets, which are comparing the positions on March 31, 2012 to December 31, 2011.

 The table below shows the relationship of the companies controlled, directly and indirectly by the Company and the percentage of stake in the company:

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Subsidiaries	Mar/2012	Dec/2011
Vivo S.A (1)	100%	100%
Telefônica Data S.A.	100%	100%
A.Telecom S.A.	100%	100%
Telefônica Sistema de Televisão S.A.	100%	100%
Ajato Telecomunicações Ltda.	100%	100%
GTR Participações e Empreend. S.A. (2)	66,67%	66,67%
TVA Sul Paraná S.A. (2)	91,50%	91,50%
Lemontree S.A. (2)	83,00%	83,00%
Comercial Cabo TV São Paulo S.A. (2)	93,19%	93,19%
Aliança Atlântica Holding B.V.(3)	50%	50%
Companhia AIX de Participações (3)	50%	50%
Companhia ACT de Participações (3)	50%	50%

(1) fully consolidated since April, 2011 (Notes 1.”e” and 3).

(2) fully consolidated since January 2011.

(3) Jointly controlled.

The main events and changes in the consolidation environment that, due to their significance, should be considered for analysis of the consolidated  three months period ended March 31, 2012, are presented as follows:

a)    Acquisition of Vivo Participações S.A. by the Company

In the Company's Extraordinary General Meeting held on April 27, 2011, was approved by unanimous vote, the Protocol of Merger of Shares and Justification signed between the Company and Vivo Part..  Each share of Vivo Part. has been exchanged by 1.55 shares of the Company. Due to this merger of shares, the Company's capital was increased by R$ 31,222,630.

b)    Grouping of SMP authorizations and incorporations of Vivo Participações S.A.

In a meeting of the Board of Directors of the subsidiary Vivo Part. held on June 14, 2011, was approved the proposal for merger of licenses to provide SMP service (previously held by Vivo Part. in the state of Minas Gerais and by Vivo in other states of Brazil), thus unifying the operations and of Authorization terms of SMP operation in Vivo.

The means proposed in making this corporate restructuring viable were the transfer, on October 1, 2011 of assets, rights and obligations related to the operation of SMP services in Minas Gerais by Vivo Part. to Vivo (mobile operator in the group that had SMP authorizations in other states of Brazil). When this grouping was completed, Vivo Part became a holding.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

In accordance with the provisions of Law No. 6,404/76, a specialized company was engaged to prepare a valuation study for the part of Vivo Part.’s net assets corresponding to SMP operations in the state of Minas Gerais that was transfered to Vivo S.A.’s equity, as well as for the net equity of Vivo Part. that was incorporated into the Company.

Due to the fact that Vivo Part. was a whole owned subsidiary of the Company, since April 27, 2011, which net equity already included the investment of the shares in Vivo S.A., the merger: i) did not result in a capital increase for the Company; ii) there was no exchange of shares held by Vivo Part. non-controlling shareholders for Company’s shares; and iii) there was no need to prepare a net equity valuation report to market price for the calculation of the exchange share ratio, as there didn’t exist non-controlling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law No. 6,404/76, shares held by the Company in the net equity value of Vivo Part. were cancelled. On conclusion of the corporate restructuring, Vivo Part. was incorporated by the Company on October 3, 2011 and Vivo S.A. became its full subsidiary, simplifying and rationalizing the  cost structure of the companies envolved.

The ITRs include the Company's consolidated results of Vivo Part. (Incorporated by the Company on October 3, 2011) and Vivo results from April 1st, 2011. Vivo Participações S.A. and Vivo S.A. were included in the Company’s consolidated financial statements through the full consolidation method.

c)    Consolidation of TVA companies

As from June 1, 2011, the Company started to include the companies GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree Participações S.A. and Comercial Cabo TV São Paulo S.A. in its consolidated financial statements by applying the full consolidation method. Previously,  these companies were included in the Company’s consolidated financial statements through the equity method.

d)    Acquisition of Lemontree Participações S.A. shares

On September 29, 2011, the Company purchased 68,533,233 common shares representing 49% of the referred class of shares of Lemontree Participações S.A., which is the holder of 80.1% of the common shares of Comercial Cabo TV São Paulo S.A., a company engaged in cable TV services in the State of São Paulo. As a consequence, the Company currently has an interest of 83% in Lemontree Partipações S.A. and 93.19% in Comercial Cabo TV São Paulo S.A. This transaction was considered as a non-controlling shareholders’ acquistion for the purpose of disclosure and measurement in these quarterly information.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

3.   Buniness Combination - Acquisition of Vivo Participações S.A. (Vivo Part.)

Fiscal year 2011

As described in Note 2.a) on April 27, 2011, the shareholders' meetings of the Company and Vivo Part. approved the acquisition of 100% of the shares of the latter by the Company, each share of Vivo Part. has been replaced by 1.55 shares of the Company. This operation was recorded using the acquisition method.

The provisional fair values, goodwill and cost of the identifiable assets acquired and liabilities assumed in this transaction at acquisition dates were the following:

In R$ thousands (provisional data)	Vivo Part. Fair value
Current assets	7,244,124
Non-current assets	28,134,683
Deferred tax asset, net(2)	417,883
Other non-current assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (1)	19,133,265

Current liabilities	(7,964,209)
Non-current liabilities	(5,352,456)
Other non-current liabilities (3)	(5,352,456)
Net asset amount	22,062,142
Cost of shareholdings	31,222,630
Goodwill of the transaction	9,160,488

(1)	Includes the allocation of fair value attributed to licenses (R$12,876,000), trademark (R$1,642,000) and customer base (R$2,042,000). The Company does not consider trademark and customer base as deductible items for tax purposes.
(2)	Includes the recognition of deferred income tax over (1) and (3).
(3)	Includes allocation of fair value attributed to contingent liabilities of R$283,000.

The fair value of accounts receivables for products sold and services rendered totals R$2,809,561. The gross amount is R$3,027,732. Over the gross amount of accounts receivables for products sold and services rendered, an allowance for doubtful accounts of R$218,171 was recorded, for which settlement is expected in the net value of this provision.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

According to /IFRS 3 (R) - Business Combination, the acquirer must recognize, on the date of acquisition, contingent liabilities assumed on a business combination even if it is not likely that the outflow of resources to settle the liability are necessary, as long as a present obligation arising from past events exists and its fair value can be reliably measured.  In compliance with the criteria above, in this acquisition, a contingent liability at fair value of R$283,000 was recognized, based on the possible cash outflow estimated for its settlement on the acquisition date (see note 19).

Analysis of cash flow on acquisition	R$thousand
Transaction costs (included in cash flows from operating activities)	(9,066)
Cash and cash equivalents of the company acquired (included in cash flows from investing activities)	1,982,898
Net cash of outflow and cash equivalents from the acquisition	1,973,832

The transaction costs incurred to date in an amount of R$9,066 were recorded in the statement of income as other operating expenses.

For information purposes only, we presented below an unaudited and/or not reviewed pro forma combined statement of income between the Company and the acquired company, Vivo Part., should the acquisition have taken place on January 1, 2011, without considering retroactively as of this date the accounting effects of the purchase price allocations (PPA). This statement does not intend to represent the real results of the operations of the Company should the restructuring have taken place on the specified date, nor should it be used to project results of the Company’s operations on any date or future period.

For the three-months period ended March 31, 2011 (unaudited/not reviewed)

	Telefônica Brasil Consolidated for the fiscal year ended March 31, 2011	Vivo Consolidated for the three months period ended March 31, 2011	Elimination (b)	Telefônica Brasil Combined
Net operating revenue	3,974,696	4,852,749	(809,940)	8,017,505
Costs of goods and services (a)	(2,404,009)	(2,276,981)	773,395	(3,907,595)
Gross profit	1,570,687	2,575,768	(36,545)	4,109,910
Operating (expenses) income	(917,136)	(1,470,292)	36,545	(2,350,883)
Selling (a)	(775,188)	(1,120,930)	36,545	(1,859,573)
General and administrative (a)	(170,259)	(310,416)	-	(480,675)
Other operating income (expenses), net	28,311	(38,946)	-	(10,635)
Operating income before financial expense, net	653,551	1,105,476	-	1,759,027
Financial expense, net	27,892	(39,794)	-	(11,902)
Income before income tax and social contribution	681,443	1,065,682	-	1,747,125
Income tax and social contribution	(263,105)	(355,476)	-	(618,581)
Net income for the period (c)	418,338	710,206	-	1,128,544

(a)	Includes depreciation and amortization expenses amounting to R$1,084,368.
(b)	Includes mainly revenues and interconnection costs.
(c)	Combined net income would be R$997,077 in march, 2011, should the effects of the amortization of intangible assets of the first 3 months of 2011 (R$199,193), net of deferred income taxes amounting to R$67,726, have been included.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

4.   Cash and cash equivalents

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Bank accounts	1,361	17,969	30,020	77,404
Short-term investments	875,941	808,933	3,147,326	2,862,938
Total	877,302	826,902	3,177,346	2,940,342

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter-bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

5.   Trade accounts receivable, net

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Billed amounts	1,776,296	1,742,090	3,440,041	3,461,465
Interconnection receivable	206,620	210,668	869,284	930,178
Accrued unbilled amounts	891,722	941,614	1,778,647	1,855,801
Gross accounts receivable	2,874,638	2,894,372	6,087,972	6,247,444

Allowance for reduction of the recoverable value	(607,625)	(607,736)	(1,103,978)	(1,056,729)

Total	2,267,013	2,286,636	4,983,994	5,190,715

Current	1,597,582	1,653,269	3,806,059	4,103,377
Past-due – 1 to 30 days	378,833	371,256	657,887	631,923
Past-due – 31 to 60 days	108,642	97,504	225,954	204,775
Past-due – 61 to 90 days	51,053	46,932	130,978	115,125
Past-due – 91 to 120 days	22,354	24,188	53,546	49,815
Past-due – more than 120 days	108,549	93,487	109,570	85,700
Total	2,267,013	2,286,636	4,983,994	5,190,715

Current	2,267,013	2,286,636	4,901,347	5,105,860
Non-current	-	-	82,647	84,855

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Changes in Allowance for reduction of the recoverable value

	Company	Consolidated
	Mar/2012	Mar/2012
Opening balance	(607,736)	(1,056,729)
Provision charged to selling expenses (Note 25)	(77,944)	(181,860)
Write-offs	78,055	134,611
Ending balance	(607,625)	(1,103,978)

Subsidiary A.Telecom offers “Posto Informático”, a product that consists of the lease of IT equipment to small and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, this product was  classified as “Finance Lease” in the financial statements as of March 31, 2012 and December 31, 2011.

The consolidated accounts receivable as of March 31, 2012 and December 31, 2011 reflect the following effects:

	Mar/2012	Dec/2011
Present value of minimum payments receivable	261,261	261,933
Unrealized financial income	7,895	8,941
Gross investment in finance lease receivables	269,156	270,874
Allowance for reduction of the recoverable value	(76,240)	(69,375)
Financial Leases receivable, net	192,916	201,499
Current	110,269	116,644
Non-current	82,647	84,855

Aging list of financial leases receivable on March 31, 2012:

Year	Gross Investment	Present Value
Falling due within one year	178,614	178,614
Falling due within five years	90,542	82,647
Total	269,156	261,261

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

6.   Inventories

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Consumption materials	52,731	54,124	84,037	94,547
Resale items (*)	7,030	7,030	411,604	435,032
Other inventories	6,960	6,333	7,283	6,468
Allowance for reduction to net recoverable value and obsolescence	(29,727)	(35,651)	(68,202)	(64,326)
Total current	36,994	31,836	434,722	471,721

(*)  Includes, among others, cellphones, IT equipments and simcard (chip).

Below, we present the changes in the allowance for reduction to net recoverable value and obsolescence:

	Company	Consolidated
	Mar/2012	Mar/2012
Opening balance	(35,651)	(64,326)
Additions	(2,444)	(13,903)
Reversion	8,368	10,027
Ending balance	(29,727)	(68,202)

7.   Deferred and recoverable taxes

7.1 Recoverable taxes

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Withholding taxes	86,146	106,072	139,768	152,919
Recoverable income tax and social contribution	820,364	1,051,864	905,876	1,143,988
ICMS (state VAT) (*)	392,480	422,679	1,669,723	1,665,896
ICMS (state VAT)-Convênio 39/Portaria CAT 06	263,463	284,959	286,336	307,832
PIS and COFINS	39,901	43,898	184,623	210,950
Other	11,196	9,141	30,476	28,440
Total	1,613,550	1,918,613	3,216,802	3,510,025
Current	1,021,601	1,130,761	2,406,472	2,495,066
Non-current	591,949	787,852	810,330	1,014,959

(*)  The amount refers mainly to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

7.2 Deferred taxes

The Company and its subsidiaries recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable based on a technical feasibility study, approved by the Board of Directors on December 12, 2011.

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Deferred Assets

Tax loss carry-forwards – Income tax and social contribution (a)	75,916	-	290,237	348,576
Provisions for tax, labor and civil claims	688,168	671,989	849,193	888,297
Post-retirement benefit plans	100,688	98,833	100,688	98,833
Allowance for reduction of the recoverable value	93,013	97,466	187,254	178,433
Allowance for obsolescence of modems and others	8,453	8,745	8,453	8,745
Employee Profit sharing	18,928	43,368	37,630	82,564
Accelerated depreciation	110,200	101,668	441,060	433,512
Allowance for reduction of inventory to recoverable value	10,107	12,121	15,991	17,542
Provision for loyalty program	-	-	23,399	23,399
Derivatives	37,352	37,352	69,387	69,387
Merged tax credits (b)	18,922	22,076	37,586	46,962
Other Provisions	129,087	129,087	324,118	354,916
Income tax and social contribution on other temporary differences	130,870	99,143	409,003	308,462
	1,421,704	1,321,848	2,793,999	2,859,628

Deferred liabilities

Technological innovation Law	(221,478)	(224,254)	(329,327)	(333,156)
Exchange rate variation	(16,877)	(14,742)	(16,877)	(14,742)
Merged tax credits (b)	(220,005)	(207,668)	(220,005)	(207,668)
Client portfolio	(609,768)	(630,896)	(609,768)	(630,896)
Trademarks and patents	(529,650)	(536,808)	(529,650)	(536,808)
License	(159,951)	(79,976)	(159,951)	(79,976)
Effects of goodwill generated by the merger of Vivo Part.	(280,253)	(258,695)	(280,253)	(258,695)
Goodwill of Vivo Participações S.A.	(106,748)	(53,374)	(106,748)	(53,374)
Income tax and Social contribution on other temporary differences	(111,568)	(104,389)	(111,568)	(104,389)
	(2,256,298)	(2,110,802)	(2,364,147)	(2,219,704)

Total non-current asset (liability), net	(834,594)	(788,954)	429,852	639,924

a)    Tax loss carryforward and negative tax base: represent the amount recorded  by the Company and its subsidiaries which, pursuant to the Brazilian legislation, may be offset up to the limit of 30% of the taxable income computed in the coming fiscal years and subject to no statute of limitations. The subsidiaries Telefônica Data S.A. and Telefônica Sistema de Televisão S.A. did not record the potential deferred income and social contribution taxes credit that would arise from the use of the tax loss carryforwards and negative tax bases in the amount of R$13,779 at March 31, 2012, given the uncertainty, at this time, as to these subsidiaries ability to generate sufficient future taxable results to ensure the realization of these deferred taxes.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Below we present tax credit amounts from tax loss carryforwards recognized and not recorded by the Company and its subsidiaries. During three months period ended March 31, 2012, there was no significant change in the Company´s business or those of its subsidiaries that would indicate the need for a provision for the aforementioned tax credits.

	Company
	Income Tax	Social Contribution	Total
Tax-loss carry-forward and negative base at 03/31/2012	220,726	230,384	451,110
Tax credit (25% + 9%)	55,181	20,735	75,916
Tax credit recognized	55,181	20,735	75,916

	Consolidated
	Income tax	Social Contribution	Total
Tax-loss carry-forward and negative base at 03/31/2012	901,804	863,003	1,764,807
Tax credit (25% + 9%)	225,451	78,565	304,016
Tax credit recognized	215,338	74,899	290,237
Tax credit not recognized	10,113	3,666	13,779

	Consolidated
	Income Tax	Social Contribution	Total
Tax-loss carry-forward and negative base at 12/31/2011	1,195,277	1,154,399	2,349,676
Tax credit (25% + 9%)	298,819	103,896	402,715
Tax credit recognized	259,011	89,565	348,576
Tax credit not recognized	39,808	14,331	54,139

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

b) Merged tax credit:  Relate to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability to be used in compliance with the limits established by tax legislation.

Changes in deferred income and social contribution tax assets and liabilities:

	Company
Deferred Tax Assets	December 31, 2011	Additions	Write-offs/realization	March 31, 2012

Tax Losses	-	75,916	-	75,916
Other deferred assets	1,321,848	58,293	(34,353)	1,345,788

Total	1,321,848	134,209	(34,353)	1,421,704

	Consolidated
Deferred Tax Assets	December 31, 2011	Additions	Write-offs/realization	March 31, 2012

Tax losses	348,576	75,916	(134,255)	290,237
Other deferred assets	2,511,052	58,292	(65,582)	2,503,762

Total	2,859,628	134,208	(199,837)	2,793,999

	Company
Deferred Tax Liabilities	December 31, 2011	Additions	Write-o ffs/ realization	Other comprehensive income	March 31, 2012

Deferred liabilities	2,110,802	150,239	(3,749)	(994)	2,256,298
Total	2,110,802	150,239	(3,749)	(994)	2,256,298

	Consolidated
Deferred Tax Liabilities	December 31, 2011	Additions	Write-o ffs/ realization	Other comprehensive income	March 31, 2012

Deferred liabilities	2,219,704	150,239	(4,802)	(994)	2,364,147
Total	2,219,704	150,239	(4,802)	(994)	2,364,147

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

8.   Escrow deposits

The Company and its subsidiaries have escrow deposits and assets frozen by court order in connection with civil, labor and tax lawsuits, as follows:

	Company
	Nature
	Labor Claims	Tax Litigation	Civil Litigation	Freeze of assets by court order	Total

Non-current as of 12/31/2011	718,060	1,449,211	601,347	47,346	2,815,964
Additions	46,062	6,149	28,125	64,116	144,452
Write-offs / reversal	(2,096)	(410)	(4,956)	(71,702)	(79,164)
Monetary restatement	10,989	30,099	9,830	-	50,918
Transfers	56	(4,784)	5,000	(272)	-
Non-current as of 03/31/2012	773,071	1,480,265	639,346	39,488	2,932,170

	Consolidated
	Nature
	Labor claims	Tax litigation	Civil litigation	Freeze of assetsby court order	Total
Total as of 12/31/2011	789,705	1,938,470	715,285	73,205	3,516,665
Additions	51,207	106,254	33,055	66,411	256,927
Write-offs/reversals	(2,861)	(1,118)	(9,191)	(73,103)	(86,273)
Monetary restatement	11,241	38,317	10,821	-	60,379
Transfers	(218)	(4,454)	4,854	(182)	-
Total as of 12/31/2012	849,074	2,077,469	754,824	66,331	3,747,698
Current	19,628	15,488	61,558	21,802	118,476
Non-current	829,446	2,061,981	693,266	44,529	3,629,222

See note 19, Provisions for further details of the matters that gave rise to these deposits.

On March 31, 2012, the Company and its subsidiaries had several judicial tax deposits totaling R$2,077,469 (Company R$1,480,265).

A brief description of the main consolidated judicial tax deposits is as follows:

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

PIS and COFINS

The subsidiary Vivo is part in judicial claims involving the following matters: i)

claim arising from tax debits offsetting with credits derived from overpayments not recognized by the tax authorities; ii) tax debt derived from underpayment due to fire in the ancillary statements (DCTFs); and iii) disputes referring to changes in rates and increase in the taxable bases introduced by Law No. 9718/98.

As of March 31, 2012, the balance of escrow deposits amounted to R$69,557. The amounts provisioned related to such escrow deposits are disclosed in note 19.

CIDE

The Company and subsidiaries are involved in administrative and judicial disputes for the exemption of the CIDE levied on offshore remittances of resources derived from agreements for the transfer of technology, brand and software licensing, etc.

On March 31, 2012, the balance of escrow deposits amounted to R$127,019 (Company R$4,907). The amounts provisioned related to such escrow deposits are in note 19.

FISTEL

Due to extensions of licenses terms for utilization of telephony switches associated with the performance of commuted fixed telephony services (fixed operators) and extensions for the use of radio frequencies associated with the performance of personal mobile services (mobile operators), ANATEL collected TFI on the extension of the licenses granted and on the radio base stations, mobile stations and radio links.

Such tax collection was due to ANATEL´s belief that the extension was a TFI taxable event. The Company and its subsidiaries have separately contest this tax at the administrative and judicial level in the belief that this collection is improper.

As of March 31, 2012, the amount deposited in the Company totaled R$784,039. There are amounts provisioned related to such escrows deposits which are disclosed in note 19.

IRRF

The Company and its subsidiaries had legal discussions related to the following topics: (a)  have no IRRF (Withholding Income Tax) incidence over remittances to other countries for outcoming traffic (fixed operators); (b)  interest on shareholder’s equity paid (mobile operators); (c)  IRRF levied on rent and royalties income, salary, and fixed-rate financial investments; (d)  debts referring to the offsetting of IRPJ and CSLL overpayments not recognized by the Federal tax authorities, and debt referring to fines derived from the untimely payment of IRRF.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

As of March 31, 2012, the amount deposited totaled to R$54,703 (Company R$46,856). The amounts provisioned related to such escrow deposits are disclosed in note 19.

IRPJ

The Company and its subsidiaries were party to judicial claims involving the following matters: (a)  claims arising from tax debits offsetting with credits derived from overpayments not recognized by the Federal tax authorities; and (b)  requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic-fiscal information (SIEF).

As of March 31, 2012, the balance of escrow deposits amounted to R$24,328 (Company R$23,053). There are amounts provisioned related to such escrow deposits which are disclosed in note 19.

EBC (Empresa Brasil de Comunicação) Contribution

Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) filed a writ of mandamus challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC, created by Law No. 11,652/2008. The Company and its subsidiaries, as members of the union, made escrow deposits referring to that contribution.

As of March 31, 2012 the amounts deposited totaled R$358,241 (Company R$33,089). The amounts provisioned related to such escrow deposits are disclosed in note 19.

Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed a writ of mandamus in order to nullify the entry stemming from collection of SAT and third party funds on payment of "Indenização Compensatória por Supressão de Benefícios" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999.

On March 31, 2012, the balance of escrow deposits totaled R$76,217.

Guarantee fund for years of service (FGTS)

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

The Company filed a writ of mandamus in order to declare its right not to pay surtax of 0.5% and 10% for FGTS – (Fundo de Garantia por Tempo de Serviço) established by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of part of the deposits for FGTS made by the Company on behalf of its employees).

As of March 31, 2012, the value deposited totaled R$63,356. The amounts provisioned related to these escrow deposits are disclosed in note 19.

Tax on Net Income (ILL)

The Company filed a writ of mandamus in order to declare its right to offset overpayments of Tax on Net Income with overdue installments of IRPJ.

As of March 31, 2012, the total value deposited amounted to R$47,527.

Universalization of telecommunications services fund (FUST)

The Company and its subsidiaries filed a writ of mandamus in order to declare its right to: (a) Fixed operations: non-inclusion of interconnection expenses (ITX) and EILD in the FUST tax base and (b) Mobile operations: non-inclusion of interconnection revenue (ITX) and EILD in the FUST tax base, in accordance with the provision Súmula nº 7, dated December 15,  2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998, dated August 17, 2000.

As of March 31, 2012, the amount deposited totaled R$313,592 (Company R$304,392). The amounts provisioned related to these escrow deposits are disclosed in note 19.

Provisional Contribution Tax on Financial Transactions (CPMF)

Due to merger of PTelecom Brasil S.A into the subsidiary Vivo Part., which was later merger into the Company, the escrow deposit balance, related to the writ of mandamus filed by PTelecom Brasil S.A, aiming to reject the requirement for CPMF on symbolic and simultaneous foreign-exchange contracts, required by the Brazilian Central Bank for the conversion of external loan into investment, was incorporated by the Company.

As of March 31, 2012, the amount deposited totaled R$20,462. The amounts provisioned related to these escrow deposits are disclosed in note 19.

State VAT (ICMS)

The Company and its subsidiaries are involved in judicial discussions comprising the following issues: (a)  ICMS declared and not paid; (b)  ICMS not levied on communication in default; (c)  subject to the payment of fine for late tax payment, paid spontaneously; (d)  ICMS supposedly levied on access, activation, habilitation, availability and use of services, as well as those related to supplementary services and additional facilities; (e)  right to credit from the acquisition of goods designated to fixed assets and electricity; and (f)  activation of cards for pre-paid services.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

As of March 31, 2012, the amount deposited totaled R$30,590 (Company R$163). There are amounts provisioned related to these judicial deposits which are disclosed in note 19.

Other taxes and contributions

The Company and its subsidiaries had judicial discussions that comprise the following issues: (a)  service tax (ISS) over non-core services; (b)  municipal real estate tax (IPTU) not subject to exemption ; (c)  municipal inspection, operation and publicity taxes; (d)  differential rate SAT (1% to 3% - Work Accident Insurance); (e)  use of soil rate; (f)  pension contributions regarding the supposed lack of retention of 11% of the value of various bills, invoices and receipts for supplier contracted; (g)  public price for Numbering Resources Management (PPNUM) by ANATEL.

As of March 31, 2012, the amount deposited totaled R$107,838 (Company R$76,204).

9. Prepaid expenses

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Advertising and publicity	4,216	817	148,837	171,566
Fistel Tax (a)	9,085	-	256,191	-
Rents	4,920	8,520	17,649	24,126
Insurance	3,663	6,452	5,787	10,289
Software maintenance	11,427	13,161	21,138	14,503
Financial charges	-	-	4,623	3,426
Tax and Contributions	13,594	326	18,359	974
Other assets	4,897	8,429	20,983	30,172
Total current	51,802	37,705	493,567	255,056
Advertising and publicity	-	-	465	835
Rents	14,350	15,202	22,678	19,618
Insurance	682	860	1,391	1,695
Financial charges	-	-	4,945	5,317
Other assets	2,488	2,228	8,507	4,673
Total non-current	17,520	18,290	37,986	32,138

(a) Refers to the values and Operation Inspection Fee for the year 2012 which were paid in March and will be amortized by the end of the year.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

10. Other assets

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Advances to employees and supliers	37,190	47,889	69,676	62,123
Related parties receivables (Note 31)	203,153	190,333	36,958	40,285
Subsidy on the sale of handsets	-	-	29,967	53,408
Suppliers receivables	-	7,050	346,799	184,748
Dividends and interest on shareholders'equity	172,679	172,679	-	-
Other assets	37,321	43,015	71,002	83,248
Total current	450,343	460,966	554,402	423,812
Receivables from Barramar S.A. (a)	-	-	51,135	52,248
Amounts linked to National Treasury securities (note 35)	445	13,819	445	13,819
Pension assets surplus	35,929	29,621	36,838	31,210
Related parties receivables (Note 31)	35,351	37,068	18,215	20,214
Other assets	28,645	28,713	30,477	30,802
Total non-current	100,370	109,221	137,110	148,293

(a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

11. Investments

	Dec/2011	Results of Equity Method	Other Comprehensive Income	Mar/2012

Subsidiaries (I)	10,001,448	828,464	2,148	10,832,060

Aliança Atlântica Holding B.V.	52,023	90	379	52,492
A. Telecom S.A.	722,857	(6,761)	-	716,096
Companhia AIX de Participações	64,775	419	-	65,194
Companhia ACT de Participações	3	(2)	-	1
Telefônica Data S.A.	198,555	(40,146)	-	158,409
Telefônica Sistemas de Televisão S.A.	213,387	(12,141)	-	201,246
Vivo S.A.	8,685,946	898,236	1,769	9,585,951
GTR Participações e Empreendimentos S.A (b)	2,073	(357)	-	1,716
Lemontree Participações S.A. (b)	19,681	(3,385)	-	16,296
Comercial Cabo TV São Paulo S.A. (b)	35,517	(6,011)	-	29,506
TVA Sul Paraná S.A. (b)	6,631	(1,478)	-	5,153

Goodwill (I)	10,208,979	-	-	10,208,979

Other investments (*) (a) (I) (II)	35,456	-	2,687	38,143
Zon Multimédia – direct interest	6,737	-	688	7,425
Other investments	28,719	-	1,999	30,718

Total company investment (I)	20,245,883	828,464	4,835	21,079,182

Other investment (a) (II)	2,379	-	242	2,621
Zon Multimédia – direct interest	2,379	-	242	2,621

Total consolidated investment (II)	37,835	-	2,929	40,764

(I)	Company´s Investments
(II)	Consolidated´s Investments
(a)	Other investments are measured at fair value.
(b)	Consolidated from January 1, 2011 as mentioned in Note 2.d.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Jointly-owned companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are consolidated on a proportional basis.

The amounts of assets, liabilities, revenues and expenses related to Telefônica Brasil’s interest in entities consolidated proportionally at March 31, 2012 and December 31, 2011 included in the consolidated financial statements are set out below:

	Mar/2012			Dec/2011
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica

Current assets	2	5,972	49,882	4	3,501	49,655
Non-current assets	-	63,799	2,620	-	65,461	2,378
Current liabilities	1	2,822	10	1	2,338	10
Non-current liability	-	1,755	-	-	1,849	-

Shareholders’ equity	1	65,194	52,492	3	64,775	52,023

	Mar/2012			Mar/2011
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica

Revenue	7	6,813	100	8	6,815	173
Expenses	(9)	(6,394)	(10)	(7)	(5,992)	(33)
Net income for the year	(2)	419	90	1	823	140

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

12. Property, plant and equipment, net

	Company
	Annual depreciation rate %	Net book value as of 12/31/2011	Additions	Disposals, net	Transfers, net (b)	Depreciation	Net book value as of 03/31/2012

Switching equipment	10.00	1,241,120	5,336	-	16,686	(62,859)	1,200,283
Transmission equipment	5.00 to 10.00	4,063,916	79,272	-	79,365	(112,695)	4,109,858
Terminal equipment and modems	10.00 to 66.67	963,829	157,884	-	(1,904)	(131,556)	988,253
Infrastructure	4.00 to 12.50	2,646,465	6,433	-	45,497	(68,612)	2,629,783
Other	10.00 to 20.00	207,994	58	-	-	(14,348)	193,704
Provision for losses (a)		(17,467)	1,088	-	-	-	(16,379)
Property, plant and equipment in progress		585,660	59,673	(6,859)	(140,657)	-	497,817
Total		9,691,517	309,744	(6,859)	(1,013)	(390,070)	9,603,319

	Consolidated
	Annual depreciation rate %	Net book value as of 12/31/2011	Additions	Disposals, net	Transfers, net (b)	Depreciation	Net book value as of 03/31/2012

Switching equipment	10.00	1,951,085	16,353	(9,817)	258,590	(106,170)	2,110,041
Transmission equipment	5.00 to 10.00	6,762,835	79,472	-	300,189	(260,846)	6,881,650
Terminal equipment and modems	10.00 to 66.67	1,547,053	306,908	(274)	(1,904)	(251,629)	1,600,154
Infrastructure	4.00 to 12.50	4,619,972	19,015	(24,695)	113,215	(171,744)	4,555,763
TV equipments and materials	8.00 to 20.00	179,169	9,054	-	-	(32,057)	156,166
Other	10.00 to 20.00	788,382	31,978	(693)	22,896	(58,620)	783,943

Provision for losses (a)		(23,435)	(94)	-	-	-	(23,529)
Property, plant and equipment in progress		1,328,859	409,621	(6,867)	(697,635)	-	1,033,978

Total		17,153,920	872,307	(42,346)	(4,649)	(881,066)	17,098,166

(a)    The Company and its subsidiaries recognized a provision for possible obsolescence of materials used for assets maintenance based on historical and expected future use.

(b)    See transfers made on Intangible assets.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Below is the breakdown of cost and accumulated depreciation as of March 31, 2012 and December 31, 2011:

	Company
Consolidated

Mar/2012	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Switching equipment	11,467,965	(10,267,682)	1,200,283	15,083,539	(12,973,498)	2,110,041
Transmission equipment	19,961,105	(15,851,247)	4,109,858	29,763,978	(22,882,328)	6,881,650
Terminal equipment and modems	4,794,042	(3,805,789)	988,253	9,137,273	(7,537,119)	1,600,154
Infrastructure	8,535,559	(5,905,776)	2,629,783	13,154,737	(8,598,974)	4,555,763
TV equipments and materials	-	-	-	916,919	(760,753)	156,166
Other	1,384,515	(1,190,811)	193,704	3,488,200	(2,704,257)	783,943

Provision for losses (a)	(16,379)	-	(16,379)	(23,529)	-	(23,529)
Property, plant and equipment in progress	497,817	-	497,817	1,033,978	-	1,033,978

Total	46,624,624	(37,021,305)	9,603,319	72,555,095	(55,456,929)	17,098,166
	Company

Consolidated

Dec/2011	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Switching equipment	11,445,943	(10,204,823)	1,241,120	15,084,380	(13,133,295)	1,951,085
Transmission equipment	19,802,238	(15,738,322)	4,063,916	30,051,932	(23,289,097)	6,762,835
Terminal equipment and modems	4,634,852	(3,671,023)	963,829	8,830,900	(7,283,847)	1,547,053
Infrastructure	8,483,629	(5,837,164)	2,646,465	13,124,946	(8,504,974)	4,619,972
TV equipments and materials	-	-	-	907,865	(728,696)	179,169
Other	1,384,460	(1,176,466)	207,994	3,546,825	(2,758,443)	788,382

Provision for losses (a)	(17,467)	-	(17,467)	(23,435)	-	(23,435)
Property, plant and equipment in progress	585,660	-	585,660	1,328,859	-	1,328,859

Total	46,319,315	(36,627,798)	9,691,517	72,852,272	(55,698,352)	17,153,920

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

13. Intangible assets, net

	Consolidated
	Mar/2012	Dec/2011

Goodwill	10,225,280	10,225,280
Other intangibles assets	19,676,244	19,828,404

Total	29,901,524	30,053,684

Following is the opening of goodwill on these dates:

	Consolidated
Goodwill	Mar/2012	Dec/2011

Ajato Telecomunicações Ltda.	149	149
Goodwill Spanish and Figueira (merged in TDBH) (a)	212,058	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S.A. (d)	7,169,577	7,169,577
Telemig Celular S.A. (e)	133,896	133,896
Telemig Celular Participações S.A. (e)	1,485,172	1,485,172
Global Telecom S.A. (e)	204,762	204,762
Tele Centro Oeste Celular (e) Participações S. A. (e)	150,930	150,930
Ceterp Celular S. A. (e)	16,151	16,151

Total	10,225,280	10,225,280

(a)    Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of  the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b)    Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.

(c)    Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is based on a future profitability analysis.

(d)     Goodwill arising from the acquisition of Vivo Part.  in April 2011.

(e)    Goodwill arising from Vivo Participações, converted to the Company through the merger occurred in 2011.

Telefônica Brasil S.A.

Notes to the quarterly information (Continued)

Three-months period ended March 31,2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company
	Annual depreciation rate %	Net book value as of 12/31/2011	Additions	Transfers, net	Depreciation	Net book value as of 03/31/2012

Softwares	20.00	591,725	99,249	1,013	(61,144)	630,843
Customer Portfolio (Network IP)	10.00	1,862,831	-	-	(63,956)	1,798,875
Trademarks and patents	5.00	1,578,846	-	-	(21,051)	1,557,795
License	3.60 to 20.00	12,528,000	-	-	(116,000)	12,412,000
Other	10.00 to 20.00	3,996	-	-	(407)	3,589

Total		16,565,398	99,249	1,013	(262,558)	16,403,102

	Consolidated
	Annual depreciation rate %	Net book value as of 12/31/2011	Additions	Disposals, net	Transfers, net	Depreciation	Net book value as of 03/31/2012

Softwares	20.00 to 33.33	1,861,156	146,799	(4)	134,482	(184,498)	1,957,935
Customer Portfolio	9.00 to 15.00	1,862,831	-	-	-	(63,956)	1,798,875
Trademarks and patents	5.00	1,578,846	-	-	-	(21,051)	1,557,795
License	3.60 to 20.00	14,359,981	200	-	-	(165,825)	14,194,356
Goodwill	According to contractual terms	7,684	-	-	(7,684)	-	-
Other	10.00 to 20.00	24,467	2,206	-	-	(1,896)	24,777
Software in progress		133,439	142,536		(133,469)	-	142,506

Total		19,828,404	291,741	(4)	(6,671)	(437,226)	19,676,244

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company			Consolidated
Mar/2012	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Softwares	3,103,985	(2,473,142)	630,843	8,999,204	(7,041,269)	1,957,935
Customer Portfolio	1,990,278	(191,403)	1,798,875	2,114,561	(315,686)	1,798,875
Trademarks and patents	1,601,408	(43,613)	1,557,795	1,643,511	(85,716)	1,557,795
License	12,644,000	(232,000)	12,412,000	15,937,573	(1,743,217)	14,194,356
Goodwill	-	-	-	23,898	(23,898)	-
Other	187,711	(184,122)	3,589	685,228	(660,451)	24,777
Software in progress	-	-	-	142,506	-	142,506

Total	19,527,382	(3,124,280)	16,403,102	29,546,481	(9,870,237)	19,676,244

	Company			Consolidated
Dec/2011	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Softwares	3,003,719	(2,411,994)	591,725	8,744,914	(6,883,758)	1,861,156
Customer Portfolio	1,990,278	(127,447)	1,862,831	2,114,561	(251,730)	1,862,831
Trademarks and patents	1,601,408	(22,562)	1,578,846	1,643,511	(64,665)	1,578,846
License	12,644,000	(116,000)	12,528,000	15,937,373	(1,577,392)	14,359,981
Goodwill	-	-	-	38,800	(31,116)	7,684
Other	187,711	(183,715)	3,996	683,021	(658,554)	24,467
Software in progress	-	-	-	133,439	-	133,439

Total	19,427,116	(2,861,718)	16,565,398	29,295,619	(9,467,215)	19,828,404

14. Payroll and related accruals

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Salaries and fees	40,489	36,817	69,429	40,651
Payroll charges	106,678	95,222	223,257	223,359
Employee profit sharing	39,128	112,392	81,316	214,983
Other indemnities	23,869	7	28,869	16,631

Total	210,164	244,438	402,871	495,624

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

15. Trade accounts payable

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Various suppliers	1,722,988	1,931,462	4,733,191	5,384,243
Values to pass	59,089	61,694	147,626	146,437
Interconnection	372,921	403,831	488,621	521,901
Technical assistance	-	-	29,108	29,030

Total	2,154,998	2,396,987	5,398,546	6,081,611

16. Taxes payable

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Direct taxes
Income tax and social contribution (a)	-	-	142,470	129,610

Indirect taxes	617,185	732,577	1,848,737	1,995,452
ICMS (state VAT) (b)	500,515	588,631	1,471,541	1,585,884
PIS e COFINS (taxes on revenue)	91,790	118,295	283,164	319,981
Fust and Funtel	17,346	18,050	37,068	38,306
Others	7,534	7,601	56,964	51,281

Total	617,185	732,577	1,991,207	2,125,062

Current	585,378	700,187	1,544,445	1,691,991
Non-current	31,807	32,390	446,762	433,071

(a)	Income and social contribution taxes payable are presented net of payments on an estimated basis.
(b)	The non-current portion includes the amounts of R$394,857 at March 31, 2012, which refers to ICMS – Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This agreement indicates that the ICMS becomes due in the 49th month following the month in which ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

17. Loans, Financing and Debentures

17.1   Loans and Financing

	Company
	Currency	Annual interest rate	Maturity	Mar/2012 (*)	Dec/2011 (*)

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	1,230,039	1,327,147
Loans and financing - BNDES	URTJLP	TJLP+1.73%	Until 2015	66,566	71,821
Loans and financing - BNDES	BRL	5.50%	Until 2021	1,923	1,912
Loans and financing – Mediocrédito	US$	1.75%	Until 2014	10,964	14,027
Loans and financing - BNDES	BRL	108.90% CDI	Until 2012	-	91,570
Loan – Resolution 4131	US$	4.10%	Until 2013	281,434	282,205

Total				1,590,926	1,788,682

Current				418,743	510,899
Non-Current				1,172,183	1,277,783

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Consolidated
	Currency	Annual interest rate	Maturity	Mar/2012 (*)	Dec/2011 (*)

Loans and financing - BNDES (a)	URTJLP	TJLP+3.73%	Until 2015	1,230,039	1,327,147
Loans and financing - BNDES (a)	URTJLP	TJLP+1.73%	Until 2015	66,566	71,821
Loans and financing - BNDES	BRL	5.50%	Until 2021	1,923	1,912
Loans and financing – Mediocrédito	US$	1.75%	Until 2014	10,964	14,027
Loan – working capital	BRL	108.90% CDI	Until 2012	-	91,570
Loan – Resolution 4131	US$	4.10%	Until 2013	281,434	282,205
Loans and financing - BNDES (b)	URTJLP	TJLP+1.48% to 4.30%	Until 2019	1,564,925	1,659,858
Loans and financing - BNDES	UMBND	5.97%	Until 2019	191,218	194,276
Loans and financing - BNDES (c)	R$	4.50% to 5.50%	Until 2020	156,582	135,471
Loans - European Bank of Investiments – BEI	US$	4.18% to 4.47%	Until 2015	697,668	707,975
Loans and financing - Banco do Nordeste do Brasil – BNB	R$	10.00%	Until 2016	405,035	438,279
BBVA Comission	-	0.43%	Until 2015	209	221
Loans and financing – BNDES (d)	URTJLP	TJLP+5.70%	Until 2016	2,857	2,071
Loans and financing – BNDES (d)	URTJLP	TJLP+9.70%	Until 2016	2,357	2,341
Loans and financing - BNDES PSI (c)	R$	5.50% and 8.70%	Until 2016	23,025	17,628
Loans and financing - Leasing	R$	14.70%	2013	638	726
Total				4,635,440	4,947,528
Current				897,064	988,413
Non-Current				3,738,376	3,959,115

(*) Amounts presented at fair value, when applicable.

National Development Bank – BNDES

a) In October 2007, a credit facility to the Company was approved to finance investments in services and products produced domestically. All of these resources have been drawn and their investments are proven and accepted by BNDES.

b) In August 2007 Vivo entered into a credit facility with BNDES in the amount of R$1,530,459. The funds borrowed were used to finance investment projects in order to expand coverage and increase network capacity throughout the country. Vivo S.A. received the funding gradually and there was no remaining amount available under this credit facility on December 31, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing September 15, 2009, after a grace period of two years.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

On October 14, 2011 a credit facility totaling R$3,031,110 was obtained from BNDES. These funds will be invested in the expansion and improvement of the current network, implementation of infrastructure necessary for new technology, in the period from 2011 to 2013, as well as in the construction of a data center in Tamboré (State of São Paulo) and in social projects.

The agreement has a term of eight years and has grace period which expires on July 15, 2014, until when only interest will be paid, on a three-month basis. After this period, interest and amortization of the principal will be paid in 60 consecutive monthly installments.

Since the interest rates applied to two of the five sub-credit lines which constitute this financing agreement are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this transaction falls under the scope of IAS 20/CPC 7. As such, using the effective interest rate method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financial asset, was R$20,664 at March 31, 2012.

At March 31, 2012 R$1,004,177 had been released.

c) On January 2010, a financing line with the BNDES in the amount up to R$319,927 was approved through the Investment Maintenance Program (BNDES-PSI). The funds borrowed are being used to improve the network capacity through the acquisition of domestic equipment under previously signed equipment financing with BNDES (Finame), and released as investments are made. Until March 31, 2012 R$184,489 were granted.

Since the interest rate on this credit line is lower than the rates prevailing in the market (4.5% to 5.5% pre-fixed), this transaction falls into IAS 20/CPC 7.  Accordingly, using the effective interest method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financed equipment, resulted in the amount of R$27,742 until March 31, 2012.

With the merger process mentioned in note 2.1.b, Vivo answers for the loan agreements which belonged to the former Vivo Part. (R$23,899 at March 31, 2012 and R$24,848 at December 31, 2011).

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

d ) In November 2010 and March 2011 BNDES approved credit facilities for Comercial Cabo TV São Paulo S.A. in the amount of R$40,163. Until March 31, 2012 R$31,649 were released (R$24,237 at December 31, 2011). This operation also falls under the scope of IAS 20/CPC 7, due to the fact that interest rates are lower than market rates (5.5% per year pre-fixed), and the subsidy granted by BNDES, adjusted to present value, resulted in the amount of R$2,957 as of March 31, 2012.

Médiocrédito

Loan agreed in 1993 between Telecomunicações Brasileiras S.A. – Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at March 31, 2012, the derivative associated to this instrument was recognized at its fair value as of such date.

European Investment Bank – EIB

Vivo signed an agreement with EIB for a credit facility in the amount of €250 million (equivalent to U$365 million). The funding was received in two portions: the first on December 19, 2007 and the second on February 28, 2008. The agreement has a term of seven years, with repayment of principal in two installments falling on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is secured with a swap agreement that converts the foreign exchange risk into a percentage of CDI (interbank deposit rate) variation.

Banco do Nordeste – BNB

On January 29, 2007, Vivo S.A. entered into a credit facility with BNB in the amount of R$247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

On January 30, 2008, Vivo S.A. entered into a credit facility with BNB in the amount of R$389,000. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

17.2   Debentures

	Company/Consolidated
	Currency	Annual interest rate	Maturity	Mar/2012	Dec/2011

Debentures (2nd issuance) – Serie 2	R$	106.00% of CDI	Until 2012	355,511	346,470
Debentures (4th issuance) – Serie 1 and 2	R$	108.00% to 112.00% of CDI	Until 2013	777,393	756,617
Debentures (4th issuance) – Serie 3	R$	IPCA+7.00%	Until 2014	92,275	87,390
Debentures (1st issuance) – Telemig	R$	IPCA+0.50%	Until 2021	69,001	67,935
Issuance costs	R$			(1,685)	(1,981)

Total				1,292,495	1,256,431

Current				498,564	468,624
Non-current				793,931	787,807

Capital raised by Vivo Part.

2nd Issuance

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, the subsidiary Vivo Part. issued debentures related to the 2nd issuance of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, starting from the issuance date on May 01, 2005.

Debentures were issued in two series: R$200 million in the first serie and R$800 million in the second serie with a final maturity on May 4, 2015. The first serie was early redeemed on January 31, 2011, and the second serie pay interest semiannually, after rescheduling, at a rate of 106.0% (second serie) of accumulated daily averages rates of interbank deposits (DI) calculated and published by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

On July 29, 2011, the General Debenture holder Meeting resolved on the approval of transfer of debentures of the 2nd Public Distribution issued by Vivo Part. for Telefônica Brasil without changing the top terms and conditions, and the correspondent amendment of the deed in order to reflect the change in the issuer’s ownership.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

1st  Serie

On January 31, 2011 there was an advanced and full redemption of the 1st serie of the second issuance of Vivo Part., totaling 20,000 book-entry, non-convertible, unsecured debentures, with par value of R$10 (ten thousand reais), totaling R$200 million, which characteristics were approved at the Company’s Board of Directors held on April 25, 2005 and May 13, 2005 and the first rescheduling on March 30, 2009.

The redemption was made at unit nominal value of debentures, on the issue date, plus: (i) the due remuneration up to the payment date of redeemed debentures and the (ii) percentage award calculated over the unit nominal value of debentures (“award”), equivalent to R$4.41 (four reais and forty-one cents), by debenture, in accordance with clause 4.13 of the private instrument of deed of the 2nd issue of non-convertible shares.

2nd Serie

At the meetings held on April 25, 2005 and May 13, 2005, the Board of Directors of Vivo Part. approved the characteristics of the 2nd series of the 2nd issuance of debentures of the Company.

The 2nd series debentures of the 2nd issuance of the company were rescheduled on May 3, 2010, according to the conditions approved at the Board of Directors’ meeting held on May 29, 2010. The total rescheduled amount was R$340,230 and the company redeemed and cancelled debentures of dissenting debenture holders in the amount of R$459,770. The new interest accrual period is 24 months from May 1, 2010, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Company’s debentures shall carry an interest rate of 106.0% of the average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issuance Indenture". The interest payments of the debentures will be held on May 2, 2012.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

4th Issuance

On September 04, 2009, the Board of Directors of Vivo Part. approved the 4th public issuance, by the company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with term of 10 years.

The total amount of the issuance was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Vivo Part. and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, coupon of 7.00% per year (on face value updated by the Extended Consumer Price Index - IPCA variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the company and to supplement of the working capital of the company.

The transaction costs in connection with this issuance in the amount of R$1,685 at March 31, 2012 were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs is 112.13% of the CDI.

The General Debenture-holder Meeting held on July 29, 2011 resolved on the transfer approval of the 4th Public Distribution of debentures issued by Vivo Part. to Telefônica Brasil without changes of terms and conditions, and of the correspondent amendment of the Deed in order to reflect the change in the issuer’s ownership.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Funding by Telemig Celular (company incorporated by Vivo Part. at June 1, 2010).

1st Issuance

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged at June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st  issuance, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issuance, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issuance, valued at R$31,900 thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

17.3   Payment Schedule

The maturities of the long-term portion of loans, financing and debentures as of March 31, 2012, are as follows:

Year	Company	Consolidated

2013	1,233,983	1,578,520
2014	491,752	1,102,667
2015	170,155	917,733
2016	68	271,769
From 2017	70,156	661,618

Total	1,966,114	4,532,307

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

17.4   Guarantees

At March 31, 2012, guarantees were granted for part of loans and financing of the Company and its subsidiary Vivo, according to the table below:

Banks	Amount of loan/financing	Guarantees
BNDES	R$1,564,925 (URTJLP) R$191,218 (UMBND) R$156,582 (PSI Contract - VIVO)

•       Contract (2007) R$746,353: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.

•       Contract (PSI) R$156,583: sale of financed assets.

•       Contract (2011) R$1,005,327: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.

•       Telefônica Brasil is the intervening guarantor

European Bank of Investment – BEI	R$697,668	• Commercial risk guaranteed by Banco BBVA Espanha.
BNB	R$405,035

•       Bank guarantee granted by Bank Bradesco S.A. in an amount equivalent to 100% of the debit balance of the financing obtained.

•       Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment.

•       Telefônica Brasil is the intervening guarantor.

18. Dividends and interest on shareholders’ equity payable

Below, we present balances of the dividends and interest on shareholdes’ equity payable:

	Company/Consolidated
	Mar/2012	Dec/2011

Telefónica Internacional S.A.	156,589	156,589
SP Telecomunicações Participações Ltda.	126,283	126,283
Telefónica S. A.	129,489	129,489
Compañia de Telecomunicaciones de Chile S. A.	310	310
Non-controlling shareholders	557,648	560,315

Total	970,319	972,986

Interest on shareholders’ equity and dividends payable to minority non-controlling shareholders refer to unpaid declared amounts and to amounts not claimed yet.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Interest on shareholders equity and dividends unclaimed by shareholders, prescribe in three (3) years from the date of commencement of payment. In the event of the prescription of dividends and interest on shareholders equity, the amounts are recorded against the shareholders equity for later distribution.

19. Provisions

The composition of provision balances at March 31, 2012 and December 31, 2011 are as follows:

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Provisions for claims and litigations
Labor	424,993	425,486	530,130	526,210
Tax	1,188,895	1,146,930	1,757,480	1,606,735
Civil and regulatory	506,060	490,823	691,203	664,703
Subtotal	2,119,948	2,063,239	2,978,813	2,797,648

Provision for post-employed benefits	296,141	291,178	314,798	308,893
Contingent liabilities (a)	264,226	256,044	264,226	256,044
Provision for desmantling	13,470	13,657	184,446	200,813

Total	2,693,785	2,624,118	3,742,283	3,563,398

Current	294,028	287,137	430,054	416,313
Non-current	2,399,757	2,336,981	3,312,229	3,147,085

(a)     Related to the goodwill allocation made in connection with the acquisition of Vivo Part. S.A..

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities during December 31, 2011 until March 31, 2012:

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company – Mar/2012
	Nature			Total
	Labor	Tax	Civil

Balances as 12/31/2011	425,486	1,146,930	490,823	2,063,239

Additions	6,085	16,946	20,520	43,551
Payments – Reversal	(1,800)	(229)	(9,756)	(11,785)
Monetary restatement	(8,875)	-	(7,384)	(16,259)
Monetary Update	4,097	25,248	11,857	41,202

Balances as of03/ 31/2012	424,993	1,188,895	506,060	2,119,948

Current	38,642	-	255,386	294,028
Non-current	386,351	1,188,895	250,674	1,825,920

	Consolidated– Mar/2012
	Nature			Total
	Labor	Tax	Civil

Balances as 12/31/2011	526,210	1,606,735	664,703	2,797,648

Additions	18,795	117,211	52,121	188,127
Payments – Reversal	(10,069)	(566)	(31,286)	(41,921)
Monetary restatement	(9,034)	(7)	(7,403)	(16,444)
Monetary Update	4,228	34,107	13,068	51,403

Balances as of03/ 31/2012	530,130	1,757,480	691,203	2,978,813

Current	76,731	24,339	328,984	430,054
Non-current	453,399	1,733,141	362,219	2,548,759

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

19.1   Labor contingencies and provisions

	Amount Involved
	Company		Consolidated
Risk	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Probable	424,993	425,486	530,130	526,210
Possible	211,706	194,564	422,609	404,262

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, wage equivalence, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourcing services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, Company management considers this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is part to public civil actions filed by the Department of Labor, in respect of the decision to restrain the Company to continue hiring outsouced companies to carry out the Company’s main activities. No amounts were assigned to the possible likelihood of an unfavourable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for the Company.

19.2   Tax contingencies and provisions

	Amount Involved
	Company		Consolidated
Risk	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Probable	1,188,895	1,146,930	1,757,480	1,606,735
Possible	6,085,195	6,032,640	12,198,809	11,679,158

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Tax provisions

Federal Taxes

On March 31, 2012, the Company held tax matters at the administrative and judicial sphere, in connection with (a)  Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the Company on behalf of employees); (b)  claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (c)  social contributions regarding alleged lack of payment of 11% over the value of several contractor’s invoices and receipts for transfer of labor; (d)  CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (e)  Fixed operations: non-inclusion of Interconnection Expenses in the FUST tax base and Mobile operations: non-inclusion of revenues from ITX and EILD in the FUST tax base; (f)  contribution to Empresa Brasil de Comunicação, created by Law No. 11652/08; (g)  TFI/TFF on mobile stations; (e) IRRF on Interest on Shareholders Equity; (h)  IRRF on Interest on Shareholders Equity;  (i) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (j)  IRPJ/PIS/COFINS resulting from the non-ratification of the Companies’ offset and refund requests; (k)  Social Investment Fund (Finsocial) offset amounts; (l)  lack of withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (m)  COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (n)  additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98, which were provisioned in the amount of R$1,668,361 (Company R$1,176,839).

State taxes

On March 31, 2012, the Company and its subsidiaries had administrative and judicial proceedings in progress, in the amount of R$65,544 (Company R$28), that according to the opinion of legal advisors, are classified as a probable loss, with full provision recorded.

The aforesaid proceedings comprise: (a)  ICMS´s credits with eletric power and credits without documentation; (b)  ICMS non-taxed on telecommunication services; (c)  disallowance of ICMS tax incentives for cultural projects; and (d) administrative fine environment related.

Municipal taxes

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

On March 31, 2012, the Company and its subsidiaries kept several tax claims within the municipal scope, both in the administrative and in the judicial sphere amounting to R$15,785 (Company R$12,028) which, based on the opinion of its legal advisors, are classified as a probable loss, with full provision of the amounts thereof. The aforesaid claims comprise: (a) IPTU, (b) ISS levied on chattel lease services and secondary and complementary activities, (c) TVCF

Other provisions

At March 31, 2012, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial sphere, amounting to R$7,790, related to incorrect payment of ISS referring to the effective rendering of services such as lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind.

Possible contingencies

Federal Taxes

On March 31, 2012, the Company and its subsidiaries held various administrative and judicial proceedings within the federal scope, which are awaiting trials in various instances, totaling R$3,503,697 (Company R$1,582,199).

Among these proceedings, stand out:

(a) Non-compliance manifestations due to the ratification of compensation requests made by the Company; (b)  fine for the distribution of dividends with the allegedly existence of unpaid debts with the federal government; (c)  social security contribution (INSS) on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment);  (d)  IRRF on the funds remittance abroad related to technical services and to administrative support and other, as well as royalties; (e)  PIS levied on roaming; (f)  CPMF levied on operations resulting from the technical operation agreement with the National Treasury Department – STN - (offsetting through  Integrated System of Federal Government Financial Administration - SIAFI) and on symbolic foreign-exchange contracts required by the Brazilian Central Bank; (g)  IRPJ and CSLL related to deductions on revenues generated due to the reversal of provisions; (h)    disallowance of costs and sundry expenses; (i)  COFINS loss deductions with swap operations;  (j)  PIS / COFINS accrual basis versus cash basis; (k)  IRPJ due as a result of exceeding allocation to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (l)  IRPJ on derivative operations; (m) offsetting of tax over net income-ILL; (n) disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S/A, goodwill arising from the process of privatization and corporate restructuring in VIVO.; (o)  COFINS compensation, with credits resulting from the excess of 1/3 of their own COFINS.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

State Taxes

As of March 31, 2012, the Company and its subsidiaries held several administrative and judicial proceedings at the state level, related to ICMS (VAT), in the amount of R$4,394,978 (Company R$3,072,702), which are still awaiting for judgment at several court levels.

Among these proceedings, stand out:

(a) provision of facility services and rental of Speedy modem; (b) international long-distance calls (DDI); (c)  unduly credit related the acquisition of items designated to fixed assets; (d)  lack of proportionate credit reversal related to the acquisition of fixed assets; (e)  previously unused ICMS tax credits; (f)  service provision outside São Paulo state and ICMS paid to São Paulo State and; (g)  Co-billing, (h)  tax substitution with a fictitious tax base (tax guideline); (i) use of credits related to the acquisition of energy; (j)  secondary activities, value added and supplementary services (Agreement 69/98); (k)  tax credits related to challenges over telecommunications services not rendered or mistakenly charged (Agreement 39/01); (l)  shipments of products with prices lower than acquisition prices (unconditional discounts); (m)  deferred charge of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (n)  credits derived from tax benefits granted by other state agencies; (o)  disallowance of tax incentives related to cultural projects; (p)  transfers of assets among owned establishments; (q)  communication service tax credits used in provision of services of the same nature; (r)  card donation for prepaid service activation; and (s)  reversal of credit derived from return and loan for use operation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Municipal taxes

As of March 31, 2012, the Company and its subsidiaries had several administrative and judicial proceedings within the municipal scope, comprising the total amount of R$515,110 (Company R$368,476), which are awaiting trials in the several court instances.

Among these proceedings, stand out:

(a) ISS – secondary activities, value added and supplementary services; (b)  retention; (c) IPTU; (d)  Charge for Soil Use; (e)  several municipal charges; (f)  rate for Use of the Mobile Network (TU-M), infrastructure lease; (g)  advertising services; (h)  services rendered by third parties; (i)  business management consulting services provided by Telefônica Internacional (TISA); (j)  ISS tax levied on caller ID services and on cell phone activation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

ANATEL

Universalization Fund of Telecommunication Services (FUST)

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax basis and mobile: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax base, pursuant to Precedent No. 7, of December 15, 2005, for being in disagreement with provisions set forth in the sole paragraph of art. 6 of Law No. 9,998/00, which are awaiting for trials in the second lower court.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Several reports of debit entry drawn up by ANATEL in the administrative order to set the tax credit related to interconnection EILD and other revenues that are not derived from the provision of telecommunications services.

 On March 31, 2012, the total amount involved was  R$1,701,853 (Company R$674,617).

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

FUNTTEL – Telecommunications Technological Development

On March 31, 2012, the Company and its subsidiaries held administrative and judicial proceedings, totaling R$582,626 (Company R$182,816), which are awaiting trial for 1st administrative level and 2nd judicial level.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

Telecommunication Inspection Fund (FISTEL)

Due to the extension of the effective term of licenses for using telephony switches related to the exploitation of STFC (fixed line operators) and the extension of the effectiveness of right to use radiofrequency associated with the operation of personal mobile service (Mobile Operators), ANATEL performs the collection of the Installation Inspection Charge (TFI).

This collection derives from the understanding of ANATEL that the extension would represent a taxable event of TFI. Based on the understanding it corresponds to an unduly collection, the Company and its subsidiaries separately challenged the aforesaid tax in the administrative and judicial levels. The total amount involved R$1,498,102 (Company R$203,952 with a full deposit).

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

PPNUM – Public Price of Numbering Resources Management

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Vivo, along with other Brazilian mobile operators, are challenging in court the rate charged by ANATEL for the use by the operators of the Numbering Resources managed by the agency. At the time of collections by ANATEL, Vivo made an escrow deposit of the amounts owed. On April 23, 2009, the operators received a favorable judgment and the lawsuit is presently in progress at the Federal Regional Court. The amount involved as of March 31, 2012 was R$2,010.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

EBC Contribution to Public Broadcasting Investment - EBC

On May 26, 2009, Sinditelebrasil - Trade Union for Telephony and Mobile and Personal Service Companies, filed a Writ of Mandamus challenging the new contribution to the Empresa Brasil de Comunicação - EBC, created by Law No. 11,652/08. No preliminary Order was issued, and the companies affiliated to said trade union, obtained legal authorization to make an escrow deposit of the amount under discussion.

At March 31, 2012, the amount of the claim totaled R$433, with a full deposit.

19.3     Civil contingencies and provisions

	Amount Involved
	Company		Consolidated
Risk	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Probable	506,060	490,823	691,203	664,703
Possible	1,586,517	1,429,616	2,158,951	1,978,973

Civil provisions

Main claims

a)    Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals, Considering the risk of a probable loss, provision was recorded in the amount of R$27,358.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

b)   The Company and its subsidiaries are defendants in several civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also defendants in other claims of several types, related to the normal course of business. Total provision recorded for such issues amounts to R$332,200 (consolidated) and R$171,750 (Company).

Massive Claims

Consumption relationship

The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material. A provision in the amount of R$82,737 was recorded, based on statistical analysis of the average historical losses for such claims.

ANATEL

At March 31, 2012, the Company and its subsidiaries were involved in several administrative proceedings against Anatel, which were filed based on alleged non-compliance with the obligations established in industry regulations, as well as in legal claims discussing sanctions by Anatel at administrative level, whose likelihood of an unfavorable outcome was assessed as probable, and a provision was recorded in the amount of R$248,908 (Company R$224,215), being R$189,286 related to the provision for administrative claims and R$34,929 related to the provision for administrative claims at the judicial stage).

Possible contingencies

Main contingencies

a)   Community Telephone Plan – PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$206,746. Legal counsel assessed chances of loss as possible; São Paulo Court of Justice (TJSP) has amended the decision, judging the action as inadmissible. The telephony association of Mogi das Cruzes (plaintiff) filed a special appeal to alter this judgment, which is currently awaiting a decision.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

b)  Class actions filed by SISTEL Participants Association in the State of São Paulo, in which participants question the changes made to the health care plan for retired employees (PAMA), claiming the re-establishment of  previous “status quo”. The claim is still in process as there is no judicial decision in any instance. The risk of loss attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since they involve the return of the conditions regarding the former plan.

c)  Public civil actions filed by the i) ASTEL-SISTEL Members Association in the State of Sao Paulo and  by ii) FENAPAS - National Federation of Associations of Pensioners, Pensioners and Pension Funds Participants in the Telecommunication Sector, both against SISTEL, the Company and other operators, aiming the annulment of PBS pension plan split, claiming “the dismantling of SISTEL Foundation pension system, which originated several specific plans PBS-mirrors, and corresponding allocation of resources deriving from technical surplus and tax contingencies existing at the time of the split. The risk attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since it envolves the assets spun-off from SISTEL referring to the telecommunication operators of the former Telebrás System.

d) The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. Conversely, in the event that the number of consumers claiming should the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merits of the case. The judgment effects are in abeyance.  No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

e)  The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$955,335 (Consolidated) and R$391,368 (Company), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

f) The Company and its subsidiaries have received fines regarding the noncompliance of “Decreto do SAC”. We currently have several actions (administrative and judicial proceedings), whose likelihood of an unfavorable outcome has been assessed by legal advisors as possible and the total amount of R$11,650 consolidated and R$3,192 company.

g) Intellectual Property: Lune Special Projects Telecommunication Trade and Ind. Ltda, a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 operators of mobile telecommunications service claiming to be possessed of the patent for caller ID, and they hold a trademark "Bina". The actions is in order to interruption of that service by carriers and compensation equivalent to the amount paid by consumers for using the service.

There were unfavorable judgment to determine that Vivo refrain from selling mobile phones with Caller ID service (Bina), with a daily fine of R$10,000 in case of noncompliance. Furthermore, the sentence condemns Vivo to pay compensation for royalties to be calculated in settlement of the judgment. Embargoes Declaration were opposed by all parties and  the motion for clarification of Lune in order to understand the assessment of appropriate injunctive relief stage in the procedure. The company will appeals against reasonable in light of this decision. The likelihood of an unfavorable outcome has been assessed by externallegal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this order.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

h)  Validity prepaid plan. Vivo, in conjunction with other wireless telecommunications carriers, are defendants in several lawsuits filed by prosecutors and consumer associations to contest the imposition of terms for use of prepaid minutes. The plaintiffs allege that the prepaid minutes must not expire after specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the imposition of the deadline to comply with the standards of ANATEL, the likelihood of an unfavorable outcome has been assessed by their legal advisors as possible, except for collective action against Telemig, for which the probability of an unfavorable outcome in relation to this claim is considered remote, also based on the opinion of our legal advisors.

ANATEL

i)   At March 31, 2012, the Company and its subsidiaries are involved in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations, as well as legal claims which discuss the sanctions by Anatel at administrative level, rating the risk of loss as possible for R$985,211 being R$984,267 regarding the rating of administrative proceedings and R$944 regarding the assessment of legal claims). In this value, we compute the amount of R$84,868, an estimated value for PADO which is about systemic disruptions received by the Company in March 2012.

Regulatory proceedings:

a)    Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP related radio frequencies:

Under clause 1.7 of the Authorization Terms that grant right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans as well as revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings contesting these charges, based on ANATEL’s position.

According to its legal advisors’ opinion, chances of success in these processes are possible.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

b)    Administrative Proceeding No. 08012.008501/2007-91

It is a proceeding filed in the ambit of the Brazilian System Defending Competition (“SBDC”) by Global Village Telecom Ltda (“GVT”), Intelig Telecomunicações Ltda, (“Intelig”), Transit do Brasil Ltda, and Easytone Telecomunicações Ltda, on August 6, 2007 against Claro S.A. (“Claro”), Tim

Brasil Serviços e Telecomunicações S.A. (“TIM”), TNL SCS S.A. (“Oi”) and Vivo, for supposed trust and price squeeze practices, with the objective of increasing VU-M tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Economic Right Department (“SDE”) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a Technical Note which: (i) dismissed the accusation of trust against all the defendants, recommending filing of such accusation, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VU-M and for not existing evidence of recurrent practices of prices below VU-M; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8,884/94, for the increase in costs of competitors (price squeeze).

The proceeding is pending judgment by Administrative Council for Economic Defense “CADE”.

The Company’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a proceeding against defendants only for price squeeze, fines imposed for similar cases have ranged from 1% to 2% of annual gross billing. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines have ranged from 20% to 30% of the defendant’s gross billing for the year before that in which the proceeding was filed (in the case of Vivo: 2007), excluding taxes, but the entity’s trust leading position and practice recurrent adoption may be considered aggravating elements.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

19.4   Guarantees

At March 31, 2012, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as under:

	Company			Consolidated
	Property and equipment	Escrow deposits	Letter bond	Property and equipment	Escrow deposits	Letter bond

Civil, labor and tax	19,985	2,892,682	460,818	83,636	3,681,367	1,747,526

Total	19,985	2,892,682	460,818	83,636	3,681,367	1,747,526

20. Deferred revenues

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Activation revenue (a)	66,947	67,672	69,113	67,672
Payphone cards	8,185	15,783	8,185	15,783
Services and goods (b)	-	-	616,623	583,751
Government grants (d)	44	44	8,325	8,322
Loyalty program (e)	-	-	76,121	68,821
Other	2,100	1,457	14,743	16,919

Total current	77,276	84,956	793,110	761,268

Activation revenue (a)	36,626	30,792	36,626	30,792
Services and goods (b)	-	-	45,766	48,095
Equipment donations (c)	-	-	20,991	22,638
Government grants (d)	320	331	43,186	44,880
Other	7,357	7,493	9,522	9,861

Total non-current	44,303	38,616	156,091	156,266

a)      Refer to the deferral of fee revenue recognized in income over the estimated period of duration of the customer plant.

b)      It refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized income to the extent that services are provided to clients.

c)      It refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of this equipment.

d)      It refers to government grant obtained by Vivo deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)   It refers to the fidelity points program that Vivo maintains, which allows customers to accumulate points when paying their bills referring to use of services offered. The accumulated points may be exchange for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

21. Other Liabilities

	Company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Consignments on behalf of third parties	62,931	155,503	157,896	252,807
Amounts to be refunded to subscribers	58,138	53,882	54,028	59,265
Finance Lease (a)	11,669	11,669	11,669	11,669
Liabilities to related parties (note 31)	109,454	138,900	43,017	66,490
Concession renewal fee (note 1.b.1)	24,755	-	24,755	-
Other	14,568	14,654	30,436	32,087
Current	281,515	374,608	321,801	422,318
Finance Lease (a)	6,081	9,398	6,081	9,398
Liabilities to related parties (note 31)	3,508	5,119	3,530	4,976
Payroll and related accruals	16,543	15,160	16,543	15,160
Mutual assumptions of debt and installment	-	-	21,051	21,587
Other	15,797	15,262	17,677	17,137
Non current	41,929	44,939	64,882	68,258

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

(a) The Company has finance lease contracts for the use of IT equipment.

	Mar/2012	Dec/2011
Future payments of the gross finance lease	19,523	23,920
Unrealized financial expense	(1,773)	(2,853)
Present value of minimum payments due	17,750	21,067

Current	11,669	11,669
Noncurrent	6,081	9,398

Maturity schedule:
Year	Gross investment	Present value
Maturing within one year	11,669	11,669
Maturing more than one year but within five years	7,854	6,081

Total	19,523	17,750

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during three months period ended in March 31, 2012.

Commitments and guarantees

Rentals

The Company rents equipment and facilities and as well as the subsidiary Vivo have undertaken commitments with lessors of several stores and sites where the radio-base stations (ERB’s) are located through several operating agreements maturing on different dates. The monthly rental payments are of an equal amount for the period of the contract in the amounts of R$3,814,758 and R$8,071,538 Company and Consolidated, respectively.

Rental commitments mainly refer to facilities where future minimum payments under leases with remaining non-cancellable terms in excess of one year are as follows:

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Year	Company	Consolidated
Up to one year	386,303	818,711
One to five years	2,662,583	4,824,961
More than five years	1,765,872	2,427,866

Total	4,814,758	8,071,538

22. Shareholders’ equity

a)    Capital

Paid-in capital as of March 31, 2012 and December 31, 2011 amounts to R$37,798,110 .Subscribed and paid-in capital is represented by shares without par value, as follows:

	Mar/2012	Dec/2011
Total Capital in shares
Common shares	381,587,111	381,587,111
Preferred shares	744,014,819	744,014,819
Total	1,125,601,930	1,125,601,930
Treasury shares
Common shares	(243,240)	(239,740)
Preferred shares	(1,501,246)	(1,477,546)
Total	(1,744,486)	(1,717,286)
Outstanding shares
Common shares	381,343,871	381,347,371
Preferred shares	742,513,573	742,537,273
Total	1,123,857,444	1,123,884,644
Book value per outstanding share in R$	39.41	38.55

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

However, Brazilian Corporation Law – Law No. 6,404/76; article 166; IV establishes that capital may be increased through a general shareholders’ meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

In April 2011, there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Part. into the Company, approved by the general shareholders’ meeting of April 27, 2011 (see Note 3) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred an sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

b)      Capital reserves

Share Premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Other Capital Reserves

Due to the merger of the holdings: TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo;  the Company registered the amount of R$47,723 on this caption, which can be used as future capital increase.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

c)      Treasury shares

These correspond to the Company’s treasury shares which resulted from: i) the merger with TDBH occurred in 2006, ii) the merger with Vivo Part. occurred in 2011, iii) the buyback common and extraordinary share program, which the amount at March 31, 2012 was R$62,982, which average cost was R$43.82 for common shares and R$46.78 for preferred shares, corresponding to 32,500 common shares and 1,316,000 preferred shares. At March 31, 2012, the market value of treasury shares was R$97,206.

Buyback Common and Preferred Shares of Telefônica Brasil S.A.

On November 7, 2011, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the own company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value.

The repurchase will be made through the use of part of the existing capital reserve as of June 30, 2011, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80.

This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 6, 2012, being the acquisitions carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,912,734 common shares and 25,207,477 preferred shares.

d)      Revenue reserves

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses.

e)     Goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

f)      Dividends – Remaining balance – retained earnings as of December 31, 2010

On March 18, 2011, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2010 and expired dividends and interest on shareholders’ equity of 2010, in the amount of R$1,694,099, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of March 18, 2011.

As of May 20, 2011, a payment of the first installment was made in the amount of R$1,429,300. The payment of the remaining installment in the amount of R$264,799, began on November 3, 2011.

g)     Interim dividends – fiscal year 2011

On September 13, 2011, the Board of Directors approved the payment of interim dividends in the amount of R$382,400, based on profit recorded in the balance sheet as of June 30, 2011, to holders of common and preferred shares included in the Company’s records by the end of September 30, 2011. Payment of such interim dividends began on November 3, 2011.

h)     Interest on shareholders’ equity – fiscal year 2011

In September 13, 2011, the Board of Directors approved the credit of interest on shareholders’ equity for the fiscal year 2011, in the amount of R$1,250,000, subject to 15% withholding income tax, resulting in the net amount of R$1,062,500 to holders of common and preferred shares included in the Company’s records by the end of September 30, 2011. Payment of interest on shareholders’ equity began on November 3, 2011.

On December 12, 2011, the Board of Directors approved the credit of interest on shareholders’ equity for the fiscal year 2011, in the amount of R$617,000, subject to 15% withholding income tax, resulting in the net amount of R$524,450 to the holders of common and preferred shares included in the Company’s records by the end of December 29, 2011. The payment of interest on shareholders equity began on May 2, 2012.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

i)      Dividends – Remaining balance of retained earnings results of December 31, 2011 –

The balance of unallocated net income for the year at December 31, 2011, in the amount of R$1,888,152, plus dividends and interest on shareholder’s equity prescribed in 2011 in the amount of R$107,874 and minus other comprehensive income in the amount of R$(42,997), totaling R$1,953,029, were classified as additional proposed dividends in shareholders’ equity, according to Management’s proposal distribution of net income for the year, to be submitted for approval of the General Ordinary Shareholders’ Meeting on April 11, 2012 (note 36).

23. Net operating revenue

	Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011

Telephone service	3,074,478	3,905,246	6,618,760	3,917,958
Network usage	219,946	131,658	1,145,082	131,658
SVAs data and mobile	1,295,852	1,221,430	3,392,045	1,344,303
Cable TV services	-	-	214,095	158,303
Sale of goods and equipment	-	-	571,922	28,840
Other services	190,697	146,496	286,256	224,390

Gross operating revenue	4,780,973	5,404,830	12,228,160	5,805,452

ICMS	(933,219)	(1,165,288)	(2,453,247)	(1,198,081)
PIS and COFINS	(171,701)	(194,008)	(499,797)	(215,983)
ISS	(5,673)	(6,065)	(11,389)	(9,827)
Deductions	(406,583)	(349,822)	(949,397)	(406,866)

Net operating revenue	3,263,797	3,689,647	8,314,330	3,974,695

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

24. Costs of goods and services

	Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Depreciation and amortization	(519,635)	(423,682)	(999,664)	(472,002)
Personnel	(81,382)	(65,057)	(139,630)	(70,361)
Interconnection	(850,684)	(1,038,475)	(1,068,751)	(1,114,227)
Third-party services	(404,247)	(416,700)	(760,169)	(518,235)
Rental / insurance / condos	(86,684)	(93,292)	(296,801)	(104,826)
Taxes	(49,794)	(59,260)	(488,024)	(61,782)
Concession fee (note 1.b.1)	(24,755)	(25,643)	(24,755)	(25,643)
Other	(5,003)	(2,269)	(32,327)	(5,309)
Total costs of services	(2,022,184)	(2,124,378)	(3,810,121)	(2,372,385)
Costs of goods and services	(1,602)	(4,550)	(424,019)	(31,624)
Total	(2,023,786)	(2,128,928)	(4,234,140)	(2,404,009)

25. Selling expenses

	Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Depreciation and amortization	(117,846)	(34,564)	(224,657)	(34,601)
Personnel	(146,434)	(121,074)	(376,769)	(122,781)
Third-party services	(429,184)	(451,812)	(1,047,879)	(481,131)
Allowance for reduction of the recoverable value (note 5)	(77,944)	(73,834)	(181,860)	(84,962)
Rental / insurance / condos	(1,520)	(2,565)	(26,050)	(2,656)
Advertising and publicity	(45,798)	(48,377)	(216,133)	(45,151)
Donations and sponsorships	-	-	(74,539)
Others	(11,068)	(3,381)	(27,104)	(3,906)
Total	(829,794)	(735,607)	(2,174,991)	(775,188)

26. General and administrative expenses

	Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Depreciation and amortization	(15,147)	(17,408)	(93,971)	(31,905)
Personnel	(90,338)	(60,711)	(197,808)	(62,073)
Third-party services	(82,743)	(49,351)	(206,924)	(60,843)
Rental / insurance / condos	(7,212)	(5,093)	(43,538)	(6,452)
Others	(4,136)	(4,657)	(16,922)	(8,986)
Total	(199,576)	(137,220)	(559,163)	(170,259)

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

27. Other operating income (expenses), net

	Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Fines and expenses recovered	41,131	53,112	94,342	52,872
Donation and sponsorships	(2,492)	(4,592)	(2,492)	(4,592)
Provision for civil, labor and tax contingencies, net	(61,549)	(36,267)	(102,752)	(37,368)
Net profit on disposal of assets (a)	(5,195)	9,047	208,107	8,620
Administrative technical services	8,784	10,824	7,784	9,350
Other expenses	6,619	2,301	(21,981)	(1,333)
Total	(12,702)	34,425	183,008	27,549
Other operating income	64,974	109,286	380,961	108,468
Other operating expenses	(77,676)	(74,861)	(197,953)	(80,919)
Total	(12,702)	34,425	183,008	27,549

(a)	During three months period ended in March 31, 2012, subsidiary Vivo carried out the disposal of 800 of non-strategic towers, transferring their management and maintenance to a third-party company specialized in providing these services for the amount of R$277,180 equivalent income of 720 towers in the amount of R$249,256 net of book value (R$216,517 net of residual value).

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

28. Financial expenses, net

	Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Financial income	155,561	96,382	336,350	123,483
Income from short-term investments	22,788	35,892	76,035	45,882
Gains on derivative transactions	28,320	1,474	40,672	1,474
Interest receivable	30,490	12,585	42,804	13,012
Monetary/exchange variations receivable	65,501	41,982	155,275	42,314
Other financial income	8,462	4,449	21,564	20,801
Financial expenses	(190,809)	(93,722)	(399,419)	(95,591)
Interest payable	(96,338)	(46,936)	(165,605)	(47,648)
Losses on derivative transactions	(35,697)	(23,656)	(72,272)	(23,656)
Monetary/exchange variations payable	(41,999)	(14,412)	(105,101)	(15,262)
Others financial expenses	(16,775)	(8,718)	(56,441)	(9,025)
Total	(35,248)	2,660	(63,069)	27,892

29. Income and social contribution taxes

The Company and its subsidiaries recognize income tax and social contribution monthly on the accrual basis and pay the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in March 31, 2012 and 2011 is shown in the table below:

	Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Income before taxes	991,155	675,366	1,465,975	681,442
Income and social contribution taxes
Income and social contribution taxes expenses – at 34% rate	(336,993)	(229,624)	(498,432)	(231,690)
Permanent differences
Equity pickup	281,678	(16,868)	-	259
Prescribed dividends
Temporary differences of subsidiaries	-	-	(22,514)	(18,489)
Non-deductible expenses, gifts, incentives and dividends received	(918)	(11,718)	(9,750)	(14,375)
Other additions (exclusions)	22,528	1,181	21,299	1,190
Total general (IRPJ + CSLL)	(33,705)	(257,029)	(509,397)	(263,105)
Effective rate	3,4%	38,1%	34,7%	38,6%
Current income and social contribution taxes	12,930	(229,997)	(298,331)	(235,804)
Deferred income and social contribution taxes	(46,635)	(27,032)	(211,066)	(27,301)

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 7.2.

30. Earnings per share

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

The table below shows, the calculation of earnings per share as of March 2012 and 2011:

	Mar/2012	Mar/2011
Net income attributable to the shareholders:	957,450	418,337
Common shares	304,745	130,727
Preferred shares	652,705	287,610
Numbers of shares:	1,123,857	505,841
Weighted average common shares outstanding during the year	381,344	168,609
Weighted average preferred shares outstanding during the year	742,513	337,232
Basic and diluted earnings per share:
Common shares	0.80	0.78
Preferred shares	0.88	0.85

31. Transactions with related parties

The main balances with related parties consolidated are as follows bellow:

		03/31/2012
Company	Nature of the transaction	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Costs and Expenses
Atento Brasil S.A.	a) / c) / e) / f)	12.510	-	209.681	338	12.732	278.185
SP Telecomunicações Participações Ltda.	d) / f)	7	-	126.283	-	3	1.671
Telefonica de Espana S.A.	a) / e)	1.991	-	833	-	1.483	838
Telefónica del Peru	b)	4.637	-	47	702	803	-
Telefónica Internacional S.A.	b) / d) / f)	135	16.907	203.468	-	1	2.130
Telefónica International Wholesale Services Brasil Ltda.	a) / c) / f)	1.959	22	35.239	259	2.185	27.578
Telefónica International Wholesale Services Espanha	a) / e) / f)	7.069	-	2.862	-	4.270	3.084
Telefónica Móviles Espanha S.A.	a) / c) / e) / f)	5.270	-	6.063	-	1.884	3.710
Telefónica S.A.	d) / f)	2.127	-	170.187	-	3.392	36.917
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	17.275	968	13.636	1.982	1.257	21.304
Telefónica Transportes e Logistica Ltda.	c) / f)	323	8	29.821	144	187	21.103
Terra Networks S.A.	a) / b) / e)	9.537	9	838	-	1.826	665
Telefônica Engenharia de Segurança do Brasil Ltda.	b) / c) / f)	2.126	293	4.629	-	384	1.664
Others	a) / c) / e) / f)	24.513	8	23.567	105	9.729	6.753
Total		89.479	18.215	827.154	3.530	40.136	405.602

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

		12/31/2011				03/31/2011
Company	Nature of the transaction	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Costs and Expenses

Atento Brasil S. A.	a) / c) / e) / f)	14,720	-	186,692	338	6,314	180,476
SPTelecomunicações Participações Ltda.	d) / f)	4	-	126,283	-	-	2,161
Telefónica de España S. A.	a) / e)	5,320	-	3,997	-	-	-
Telefónica Del Peru	b)	10,663	-	61	700	301	17
Telefónica Internacional S. A.	b) / d) / f)	221	17,022	201,856	-	-	616
Telefônica Internacional Wholesale Services Brasil Ltda.	a) / c) / f)	2,131	22	29,080	505	946	16,999
Telefónica International Wholesale Services Espanha	a) / e) / f)	6,057	-	3,402	-	-	3,149
Telefónica Moviles Espana S.A.	a) / c) / e) / f)	5,424	-	5,984	-	-	-
Telefónica S. A.	d) / f)	482	1,591	172,229	-	-	175
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	16,690	932	10,715	2,976	616	25,435
Telefônica Transportes e Logistica Ltda.	c) / f)	163	-	36,610	144	-	-
Terra Networks Brasil S. A.	a) / b) / e)	9,505	16	1,100	-	3,330	1,007
Grupo Vivo	e) / f)	-	-	-	-	171,828	647,891
Others	a) / c) / e) / f)	26,805	631	32,206	313	6,302	7,800

Total		98,185	20,214	810,215	4,976	189,637	885,726

a)   Trade accounts receivable include receivables for fixed and mobile telecommunication services including Terra Networks Brasil S.A., Telefonica de Espanha S.A., Telefonica International Wholesale Services Espanha, Atento Brasil S.A. and Telefónica Moviles Espana S.A particularly for fixed and mobile long-distance calls, communication through local mobile, interconnection and Telefonica Internacional Wholesale Services Brasil Ltda., due to the contract of rendering services of rights of use of undersea fiber optic, and other group companies.

b)   Other intercompany receivables in Current Assets and Non-current Assets include mainly credits with Telefónica Internacional S.A., Telefonica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda. Telefonica Engenharia de Segurança do Brasil Ltda, Telefonica S.A. corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

c)   Trade accounts payable include services rendered particularly by Atento Brasil S.A. for call center management services, tele-services centers and sales promoters; Telefônica Internacional Wholesale Services Brasil Ltda, for provision of transmission infrastructure to various international data circuits and international roaming by Telefonica Moviles Espana S.A. We also highlight the rendering of administrative management services in the accounting, finance, human resources, equity and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Transportes e Logística Ltda.  and other group companies.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

d)    Other intercompany payables in Current and Non-current Liabilities mainly include payables for technical support and management services and dividends and interest on shareholder’s equity to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda and Telefónica S.A.

e)    Revenues are mainly related to billing speedy services and interregional long-distance for fixed services with Terra Networks Brasil S.A., Atento Brasil S.A. and Telefônica Serviços Empresariais do Brasil Ltda. and to network infrastructure leased to Atento Brasil S.A. and services from calls mainly for long distance calls with Telefonica de Espanha S.A. Telefónica Internacional Wholesale Services Espanha, Telefónica Moviles Espana S.A. and other group companies.

f)     The balance of costs and expenses mainly refers to international roaming call provided by Telefónica Moviles Espana S.A., center management services rendered by Atento Brasil S.A., international transmission infrastructure  for various data circuits provided by Telefonica Internacional Wholesale Services Brasil Ltda. and Telefónica Internacional Wholesale Services Espanha, management expenses, technical assistance to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda. and Telefónica S.A. and administrative management services regarding the accounting, financial, human resources and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.,Telefônica Transportes e Logística Ltda. and other group companies.

At an Extraordinary General Meeting held on April 27th, 2011 was approved the replacement operation and incorporation of shares 100% of the total capital of Vivo Participações S.A., according to corporate restructuring mentioned in the Material Fact dated December 27, 2010 and in terms of the Merger Protocol dated March 25, 2011.

Board of Director’s Compensation

The amount paid by the Company to the Board of Directors in March 2012 was approximatelly R$6,919 (R$3,316 in March 2011). Of these amounts, R$3,860 (R$2,384 in March 2011) corresponds to salaries and R$1,182 (R$932 in March 2011) to variable compensation.

During the three months period ended in March 31, 2012, our Directors and Officers did not receive any benefit pension, retirement pension or other similar plans.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

32. COMPENSATION PLANS BASED ON SHARES

The Company and its subsidiaries recorded the following personnel expenses related to compensation plans based on shares in the quarter ended March 31, 2012 and 2011:

Plans	Mar/2012	Mar/2011

PSP	7,743	2,525
PIP	2,133	-
GESP	2,500	330

Total	12,376	2,875

33. Insurance

The Company and its subsidiaries’ polices as well as those of the Telefónica Group include the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

The assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Insurance Coverage
Operational risks (with loss of profits)	R$1,659,430
Optional civil responsability – general	R$31,740
ANATEL guarantee insurance	R$24,655

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

34. Post-retirement benefit plans

The plans sponsored by the Company and its subsidiaries related benefits types are as follows:

Plan	Type (1)	Entity	Sponsor
PBS-A	BD	Sistel	Telefónica Brasil and Vivo in conjunction with the other companies resulting from the breakup of Telebras.
PAMA/PCE	Health care plan	Sistel	Telefónica Brasil and Vivo in conjunction with the other companies resulting from the breakup of Telebras.
CTB	BD	Telefónica Brasil S.A.	Telefônica Brasil
PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil and Vivo
VISÃO	CD/Hybrid	VisãoPrev	A. Telecom, Telefônica Data, Telefônica Brasil, Vivo and VisãoPrev Companhia de Previdência Complementar
PREV	Hybrid	VisãoPrev (2)	Vivo

(1)	BD = Defined Benefit Plan;
CD = Defined Contribution Plan;
Hybrid = Plan that offers both DB and DC-type benefits.
(2)	Except plan CELPREV, managed by Sistel.

The Company and its subsidiaries, along with other companies from Telebrás System, sponsor pension plans and post employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefônica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev e CelPrev; and vi) Benefit Plans Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company and its subsidiaries sponsor, individually, a defined benefit retirement plan (PBS Plan), administered by Visão Prev, which covers approximately 0.14% of the Company’s employees. In addition, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiaries to retired employees and their dependents (administered by Fundação Sistel, with constituded fund and participants contribuitions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%

PBS Telesp	13.96
PBS Telesp Celular	10.78
PBS Tele Sudeste Celular	16.67
PBS Telemig Celular	10.36
PAMA	1.50

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

For other employees of the Company and its subsidiaries, there is an individual defined contribution plans - Visão Telesp Benefit Plan and for Vivo there is an individual defined contribution plan Vivo Prev Plan, both of them being administrated by Visão Prev complementary providence company. The others Plans are funded by contributions made by the participants (employees) and by the sponsors which are credited to participants’ individual accounts. Telefônica Brasil and its subsidiaries are responsible for bearing all administrative plans and maintenance expenses, including participant’s death and disability risks. The contributions to those plans are equal to those of the employees, varying from 2% to 9% of the contribution salary for those participants from Telefônica Brasil and from 2% to 8% of the contribution salary for those participants from Vivo based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

All revenues and expenses relating to defined benefit plans and benefit plans hybrids, such as employer contributions, the current service costs, interest costs and expected return on plan assets are recognized directly in the operating results of the Company and its subsidiaries.

Gains and losses relating to defined benefit plans and benefit plans hybrids, beyond the limitations of the recoverability of surpluses for refunds or reductions in future contributions, are recognized immediately in equity, resulting in no impact on the Company's operating and its subsidiaries.

Actuarial liabilities recorded by the Company and its subsidiaries as of March 31, 2012 and December 31, 2011 are as follows:

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
Plan	Mar/2012	Dec/2011	Mar/2012	Dec/2011

CTB	33,896	34,615	33,896	34,615
PAMA	262,245	256,563	279,459	273,373
PBS	-	-	1,443	905
Total	296,141	291,178	314,798	308,893

For the surplus plans, the net actuarial assets were recorded by the Company and its subsidiaries in March 31, 2012 and December 31, 2011, in the group of other assets (note 10).

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

35. Financial instruments

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which may be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of March 31, 2012.

	Company
	Fair value			Amortized cost
	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial assets
Current assets
Cash and cash equivalents (note 5)	-	-	-	877,302	-	-	-	877,302	877,302
Derivatives	2	-	-	-	-	-	2	2	2

Noncurrent assets
Interests in other companies	-	-	38,004	-	-	38,004	-	38,004	38,004
Derivatives	-	29,067	-	-	-	-	29,067	29,067	29,067
Amounts linked to the National Treasury Securities (note 11)	-	-	-	-	445	-	-	445	445

Total financial assets	2	29,067	38,004	877,302	445	38,004	29,069	944,820	944,820

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

			Company
	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial liabilities
Current liabilities
Loans and financing (note 17)	5,600	413,143	-	-	5,600	418,743	418,743
Debentures (note 17)	5,660	492,904	-	-	5,660	498,564	498,564
Derivatives	60	-	10,557	-	10,617	10,617	10,617
Noncurrent liabilities
Loans and financing (note 17)	286,798	885,385	-	-	286,798	1,172,183	1,172,183
Debentures (note 17)	86,616	707,315	-	-	86,616	793,931	793,931
Derivatives	-	-	8,952	-	8,952	8,952	8,952
Total financial liabilities	384,734	2,498,747	19,509	-	404,243	2,902,990	2,902,990

	Consolidated
	Fair value			Amortized cost
	Measured at fair value through profit or loss	Hedge	Available for sale	Loans and receivables	Investments held to maturity	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial assets
Current assets
Cash and cash equivalents (note 5)	-	-	-	3,177,346	-	-	-	3,177,346	3,177,346
Derivatives	2	1,312	-	-	-	-	1,314	1,314	1,314

Noncurrent assets
Interests in other companies	-	-	40,625	-	-	40,625	-	40,625	40,625
Derivatives	-	196,443	-	-	-	-	196,443	196,443	196,443
Amounts linked to the National Treasury Securities (note 11)	-	-	-	-	445	-	-	445	445

Total financial assets	2	197,755	40,625	3,177,346	445	40,625	197,757	3,416,173	3,416,173

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Consolidated
	Measured at fair value through profit or loss	Amortized cost	Hedge	Level 1 Market price	Level 2 Estimated based on other market data	Total Book Value	Total Fair Value
Financial liabilities
Current liabilities
Loans and financing (note 17)	33,709	863,355	-	-	33,709	897,064	897,064
Debentures (note 17)	5,660	492,904	-	-	5,660	498,564	498,564
Derivatives	91	-	41,765		41,856	41,856	41,856
Noncurrent liabilities
Loans and financing (note 17)	956,357	2,782,019	-	-	956,357	3,738,376	3,738,376
Debentures (note 17)	86,616	707,315	-	-	86,616	793,931	793,931
Derivatives	-	-	63,016	-	63,016	63,016	63,016
Total financial liabilities	1,082,433	4,845,593	104,781	-	1,187,214	6,032,807	6,032,807

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available at March 31, 2012 and December 31, 2011.

The table below shows the composition of investments in other companies at market value as of March 31, 2012 and December 31, 2011:

	% of Interest	Mar/2012	Dec/2011

Zon Multimédia	0,52	10,046	9,116
Other investments		30,579	28,580

Total		40,625	37,696

Fair value hierarchy

The Company and its subsidiaries use the following hierarchy in order to calculate and disclosure the fair value of financial instruments through the valuation technique:

Level 1: quoted prices (without adjustments) on the active markets for identical assets and liabilities;

Level 2: other techniques to which all data with material effect on the fair value recorded are directly or indirectly observable;

Level 3: techniques using data with relevant effect on the fair value recorded which are not based on data that can be observed on the market.

For the three months period ended March 31, 2012 no transfers of assessments of fair value between level 1 and level 2 nor level 3 and level 2 were made. The Company and its subsidiaries do not have financial instruments with fair value level 3 assessments.

As authorized by CPC 37, the Company and its subsidiaries did not disclose comparative information on hierarchy of fair value and liquidity disclosures.

Capital management

The purpose of the Company and its subsidiaries’ Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital relationship, in order to support the Company’s businesses and maximize the value to its shareholders.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

The Company and its subsidiaries manage their capital structure by making adjustments and fitting into current economy conditions. For this purpose, the Company and its subsidiaries may pay dividends, raise new loans, issue promissory notes and contract derivative operations. For the three months period ended March 31, 2012, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiaries include in its net debt structure: loans, financing, derivative operations, less cash and cash equivalents.

Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the business of the Company and its subsidiaries are detailed below:

a)  Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses of loans denominated in foreign currency.

For the three months period ended March 31, 2012, 20.0% (19.32% as of December 31, 2011) of the financial debt was denominated in foreign currency.The Company and its subsidiaries has entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$1,181,493 at March 31, 2012 and R$1,004,207 at December 31, 2011).

In view of this, as of March 31, 2012 and December 31, 2011 the entirely of the debt was covered by asset positions on currency hedge transactions (swap for CDI).

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$14,079 and €35,702 payable at March 31, 2012) to minimize the related foreign exchange risk.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

b)      Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiaries incurring losses to of an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures link with CDI and liability positions (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum since July 2009.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce its exposition to CDI, the Company and its subsidiaries invest cash surplus of R$3,147,326 (R$2,862,938 at December 31, 2011), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The book value of these instruments approximates market, since they are redeemable within a short term.

As of March 31, 2012, the Company and its subsidiary Vivo had financing agreements in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which should be calculated semi-annually and annually could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company and its subsidiary Vivo, and all economic and financial indexes contractually provided have been achieved.

The 1st and 4th issuance of debentures of Vivo Part., taken by the Company on August 19 and September 28, 2011, respectively, have economic and financial indexes that must be determined quarterly, as well as covenants in connection with judicial and out-of-court applications for company economic recovery, liquidation, dissolution, insolvency, voluntary bankruptcy application or adjudication of bankruptcy, payment failure and failure to comply with non-fiduciary obligations. At said date, all financial and economic indices were attained and all these covenants were met.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

c) Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 17, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

d) Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company and its subsidiaries constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. In the mobile services the customer base is predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

As of March 31, 2012, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company and its subsidiaries controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions, according to credit policy of financial counter-parties in force.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Derivatives and Risk Management Policy

All the Company and its subsidiaries derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency and against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company and its subsidiaries have internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of March 31, 2012, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge. According to cash flow hedge accounting, the effective portion of fair value variations of derivatives designated for these hedges is recognized directly in equity. As of December 31, 2011, subsidiary Vivo had an foreign exchange swap of US$102,573 designated as cash flow hedge, whose fair value accumulated variation, recognized in equity, was R$5,703.

The Company and its subsidiaries entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At October 15, 2009, a swap was contracted by Vivo Part., which was indexed to the IPCA  (as for assets), and to the CDI (as for liabilities), in order to cover the exposure of the cash flows of the 3rd serie of 4th issuance of debentures  to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

As of March 31, 2012, the Company and its subsidiaries had not had any embedded derivatives agreements.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the fair value of finance liabilities (when applicable) and derivative instruments considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

		Consolidated
		Notional Value		Fair value		Accumulated effect
Descrição	Index	Mar/2012	Dec/2011	Mar/2012	Dec/2011	Amount receivable	Amount payable
Swap Contracts
Assets
Foreign currency (a)		1,102,259	1,106,438	1,230,933	1,248,514	180,172	-
Citibank	USD	181,230	187,845	193,208	199,872	26,459	-
Votorantim	USD	10,558	13,434	10,965	14,028	-	-
Banco do Brasil	USD	258,900	258,900	281,434	282,205	11,484	-
Bradesco	USD	208,364	196,728	240,866	231,391	38,605	-
Itaú	USD	-	6,324	-	6,371	-	-
JP Morgan	USD	443,207	443,207	504,460	514,647	103,624	-
Foreign currency (b)		89,150	44,098	89,062	43,059	2	-
Bradesco	EUR	63,874	13,828	63,776	13,773	-	-
Itaú	EUR	-	30,270	25,286	29,286	-	-
Santander	EUR	25,276	-	-	-	2	-
Inflation rates		72,000	72,000	92,275	87,390	17,583	-
Bradesco	IPCA	72,000	72,000	92,275	87,390	17,583	-
Variable rate (c)		-	4,644	-	4,638	-	-
Bradesco	CDI	-	896	-	899	-	-
Itaú	CDI	-	3,748	-	3,739	-	-

		Consolidated
		Notional Value		Fair value		Accumulated effect
Description	Index	Mar/2012	Dec/2011	Mar/2012	Dec/2011	Amount receivable	Amount payable
Liabilities
Variable rate (a)		(1,191,410)	(1,150,536)	(1,241,711)	(1,204,745)	-	(101,859)
BES	CDI	-	-	-	-	-	-
Citibank	CDI	(181,230)	(187,845)	(184,215)	(186,324)	-	(17,465)
Votorantim	CDI	(10,558)	(13,434)	(27,491)	(34,139)	-	(16,526)
Banco do Brasil	CDI	(258,900)	(258,900)	(269,950)	(262,576)	-	-
Santander	CDI	(25,276)	-	(25,285)	-	-	-
Bradesco	CDI	(272,239)	(210,556)	(292,400)	(230,901)	-	(26,333)
Itaú	CDI	-	(36,594)	-	(36,753)	-	-
JP Morgan	CDI	(443,207)	(443,207)	(442,370)	(454,052)	-	(41,535)
Variable rate (b)		(72,000)	(72,000)	(77,674)	(75,926)	-	(3,013)
Bradesco	IPCA	(72,000)	(72,000)	(77,674)	(75,926)	-	(3,013)
Foreign currency (c)		-	(4,644)	-	(4,685)	-	-
Bradesco	USD	-	(896)	-	(937)	-	-
Itau	USD	-	(3,748)	-	(3,748)	-	-
Total recognized						197,757	(104,872)
Amounts receivable						197,757	(104,872)

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

a)    Swaps of foreign currency (USD) x CDI (R$1,202,181) – swap operations contracted with several maturities until 2019, with the objective of hedging foreign exchange variation for loans (debt fair value of R$1,181,493).

b)    Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$117,814 - swap contracts entered into with maturities until May 29, 2012 with the objective of hedging foreign exchange variation for amounts payable in Euro and Dollar (book value of R$25,653 in dollars and R$86,884 in Euro).

c)    Swap IPCA x CDI percentage (R$92,275) – swap transactions contracted with maturities dates until 2014 with the purpose of protecting the cash flow identical to the debentures (4th issuance – 3rd serie) indexed to the IPCA (market value R$92,275).

The expected maturities of swap contracts as of March 31, 2012 are as follows:

Swap contracts	Maturity
	2012	2013	2014	2015 thereafter	Amount payable/ receivable at 03/31/2012
Foreign Currency x CDI	(25,928)	(26,233)	(5,693)	136,139	78,285
VOTORANTIM	(4,502)	(8,260)	(3,764)	-	(16,526)
BRADESCO	(6,050)	(7,423)	(6,800)	32,514	12,241
JP MORGAN	(8,292)	(15,186)	(18,057)	103,625	62,090
SANTANDER	2	-	-	-	2
BANCO DO BRASIL	-	11,484	-	-	11,484
CITIBANK	(7,086)	(6,848)	22,928	-	8,994
IPCA x CDI	(1,807)	(1,176)	17,583	-	14,600
ITAÚ	(1,807)	(1,176)	17,583	-	14,600

For the purpose of preparing the ITR’s, the Company and its subsidiaries adopted hedge accounting for its foreign currency X CDI and IPCA x CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the three months period ended March 31, 2012, derivative operations generated a net consolidated loss of R$31,600 (loss of R$22,182 as of March 31, 2011), according to note 28.

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

As of March 31, 2012, the Company and its subsidiaries registered R$197,757 as assets and R$104,872 as liabilities in order to recognize the derivatives position in that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company and Vivo has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s and Consolidated net exposure for each of the three mentioned scenarios, as shown below:

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Sensitivity analysis – Net exposure

Company

Operation	Risk	Probable	25% Decrease	50% Decrease
Hedge (Assets)	Derivatives (risk of USD decrease)	293,292	363,776	439.060
USD-denominated debt	Debts (risk of USD increase)	(293,291)	(363,775)	(439.059)
	Net Exposure	1	1	1
Hedge (Assets)	Derivatives (Risk of EUR increase)	25,286	31,688	38.035
Accounts payable in EUR	Debts (risk of EUR decrease)	(24,574)	(30,717)	(36.861)
	Net Exposure	712	971	1.174
Hedge (Assets)	Derivatives (Risk of USD decrease)	22,380	27,985	33.594
Accounts payable in USD	Debts (Risk of USD increase)	(19,499)	(24,374)	(29.249)
	Net Exposure	2,881	3,611	4.345
Hedge (Assets)	Derivatives (Riskf of IPCA decrease)	87,390	93,798	97.778
IPCA- denominated debts	Debts (Risk of IPCA increase)	(87,390)	(93,798)	(97.778)
	Net Exposure	-	-	-
Hedge (Assets - CDI)	Derivatives (Risk of CDI increase)	(413,059)	(434,620)	(452.186)
Hedge USD (Liabilities)	Derivatives (Risk of CDI increase)	(289,408)	(305,247)	(317.919)
Hedge USD e EUR (Assets and Liabilities)	Derivatives C (Risk of CDI increase)	(47,725)	(47,842)	(47.965)
Hedge IPCA (Liabilities)	Derivatives C (Risk of CDI increase)	(75,926)	(81,531)	(86.302)
	Net exposure	(413,059)	(434,620)	(452.186)

Total net exposure in each scenario		(409.465)	(430,037)	(446,666)
Effect on changes in fair value, net		-	(20,572)	(37,201)

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Consolidated

Operation	Risk	Probable	25% Decrease	50% Decrease
Hedge (Assets)	Derivatives (Risk of USD decrease)	990,961	1,251,720	1.524.118
USD-denominated debt	Debts (Risk of USD increase)	(991,168)	(1,251,980)	(1.524.430)
	Net Exposure	(207)	(260)	(312)
Hedge (Assets)	Derivatives (Risk of EUR decrease)	89,062	111,455	133.789
Accounts payable in EUR	Debts (Risk of EUR increase)	(87,086)	(108,857)	(130.628)
	Net Exposure	1,976	2,598	3.161
Hedge (assets)	Derivatives (Risk of USD decrease)	28,752	35,951	43.155
Accounts payable in USD	Accounts payable (Risk of USD increase)	(25,653)	(32,066)	(38.479)
	Net Exposure	3,099	3,885	4.676
Hedge (Assets)	Derivatives (Risk of IPCA decrease)	87,390	93,798	97.778
IPCA- denominated debts	Debts (Risck of IPCA increase)	(87,390)	(93,798)	(97.778)
	Net Exposure	-	-	-
Hedge (Assets)	Derivatives (Risk of USD decrease)	212,114	274,320	340.786
UMBNDES-denominated debt	Debts (Risk of UMBNDES increase)	(213,661)	(275,943)	(342.831)
	Net Exposure	(1,547)	(1,623)	(2.045)
Hedge (Assets - CDI)	Derivatives (Risk of CDI increase)	(1,320,872)	(1,413,173)	(1.484.951)
	Net Exposure	(1,320,872)	(1,413,173)	(1.484.951)
Total net exposure in each scenario		(1.317.551)	(1,408,573)	(1,479,471)
Effect on changes in fair value, net		-	(91,022)	(161,920)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% Decrease	50% Decrease
USD	1.8221	2.2776	2.7332
EUR	2.4392	3.0491	3.6589
IPCA	5.49%	6.87%	8.24%
UMBNDES	0.03601	0.0450125	0.054015
CDI	9.52%	11.90%	14.28%

Telefônica Brasil S.A.

Notes to the quarterly information

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of March 31, 2012, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

36. Subsequent events

As of April 11, 2012, the General meeting approved the proposed additional dividend destination regarding the remaining balance of the 2011 results and dividends and interest on shareholders'equity prescribed in 2011 in the amount of R$1,953,029 provided in the proposed allocation of income to holders of common and preferred shares that were included in the records of the Company at the end of the day April 11, 2012.

From May 2, 2012, has began payment  of the first installment of R$1,075,550 and the remainder will be paid until December 21, 2012, in one or more installments, on a date to be set by the Executive Board of the Company and will be communicated in timely manner to the market.

Telefônica Brasil S.A.

Management comments

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Management comments

Net Operating Revenues

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenue according to origin.

Net service revenues in the quarter recorded an accelerated growth of 12.8% y-o-y, driven by the increased data and internet services consumption, even though affected by the regulatory impacts of the MTR reduction.

Net Service Revenues

(yoy)

 Access and usage revenues increased by 11.9% over 2011, driven by the great adoption to the “Vivo Sempre” and “Vivo Ilimitado” offers and to the strong growth in the customer base.

Telefônica Brasil S.A.

Management comments

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Network usage (interconnection) revenues decreased by 5.0% in comparison with the 1Q11 and by 8.3% q-o-q, due to the reduction in the MTR starting from February, in addition to the lower inbound traffic of other operators.

Data and VAS (Value Added Services) revenues continued to record a strong growth of 33.9% over 1Q11, driven by the growth of SMS services and customer growth with data plans and packages. Accesses with data plans or packages increased by 126% y-o-y.

Data and VAS revenues accounted for 26.8% of mobile net service revenues in the quarter, 4.2 p.p. up on the same period last year. Considering outgoing revenue only, data and VAS would represent 33.3% in the first quarter of 2012.

SMS revenues increased by 39.1% y-o-y, maintaining the growth achieved in previous quarters, driven by the growth in the prepaid customer base and increased adoption of SMS packages in our postpaid unlimited plans.

Mobile internet revenues increased by 24.7% in comparison with 1Q11 and 2.8% in relation to 4Q11, accounting for 50.3% of total data revenues in the quarter, driven by the increase in sales of modems and smartphones with data plans and packages.

Other Data and VAS Revenues increased by 59.1% over 1Q11, primarily due to the performance of interactive services based on SMS (P2A) and download of apps and contents, beyond the growth in innovative services such as financial and e-health.

The annual decrease of 40.3% of net handset revenues is mainly explained by higher sales of naked SIM Cards’ and handset sales through direct supply, besides the implementation of the 1800 Mhz band.

Telefônica Brasil S.A.

Management comments

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Net Operating Revenues

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Net operating fixed revenue considers the allocation of long distance revenue according to origin and the allocation of revenues arising from FWT solution (Vivo Fixo and Vivo Box).

Fixed net revenues reduced by 4.1% in the year, mainly impacted by the decrease in fixed-line-originated local voice revenue, despite the increase of data and Pay TV revenues.

Voice and accesses revenues decreased by 14.6% in relation to 1Q11, mainly due to the drop in the traffic originated by fixed-line, the lower customer base and the reduction in the fixed-mobile rates as of February 24th.

Network usage revenues were 1.6% higher than in 1Q11.

Data revenues increased by 10.5% in relation to 1Q11 despite the increasingly competitive environment. Part of this change is due to the growth in the broadband customer base (+9.1% y-o-y), especially the growth in Vivo Fiber and in the corporate business.

It is important to point out the growth in data revenues over the total fixed revenues, climbing from 24.1% in the 1Q11 to 27.8% in the 1Q12.

In 1Q12, Pay TV revenues recorded growth of 45.4% over 1Q11, mainly due to the consolidation of TVA's pay TV business results as of 2Q11. Excluding this effect, these revenues would have increased by 1.8% over 1Q11.

Telefônica Brasil S.A.

Management comments

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Other Revenues increased by 17.7% over 1Q11, primarily due to the increased supply of hardware and equipments related to integrated solutions to the corporate business.

CONSOLIDATED OPERATING COSTS

COMBINED FOR 1Q11

OPERATING COSTS

Telefônica Brasil S.A.

Management comments

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Total operating costs, excluding depreciation and amortization expenses, came to R$5,467.0 million in the quarter, 5.6% up over the previous year. This increase was mainly due to expenses related to the Company’s operational integration and increased selling activity, partially offset by the sale of non-strategic assets in the quarter.

The cost of services rendered in 1Q12 climbed by 6.8% over 1Q11, mainly due to growth in the customer base and its increased activity, reflected in higher expenses with Fistel, Fust and Funtel, as well as higher rent expenses due to the annual expansion of more than 100% in 3G coverage. Additionally, the cost of Pay TV content contributed to the increase in the cost of services rendered in the quarter. When compared to 4Q11, it recorded an increase of 0.6% due to the higher expenses with taxes, third party services and others, offset by the reduction in interconnection expenses due to the reduction in the MTR.

The cost of goods sold in 1Q12 fell by 10.7% and by 2.3% over 1Q11 and 4Q11, respectively. The performance in 1Q12 results from the increase in sales of naked SIM cards', increased by the implementation of the 1800 Mhz band.

Selling expenses climbed by 10.3% over 1Q11, pushed by increased expenditure on call center expenses resulting from adjustments to inflation in the period. Additionally, selling commissions increased due to the growth in the customer base and gross additions.

The Provision for Doubtful Accounts (PDA) totaled R$181.9 million in 1Q12, corresponding to 1.5% of total gross revenues, higher than the 1.2% and the 1.1% recorded in 1Q11 and 4Q11, respectively. This increase is due to higher default in the market and is concentrated in the individual business, due to the high increase of customers in the post-paid and control plans. We hope to keep controlled PDA levels through the continuous improvement of the granting of credit and rigid control over recoveries.

Telefônica Brasil S.A.

Management comments

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

General and administrative expenses increased by 21.9% in 1Q12 when compared to the 1Q11 and dropped by 23.9% when compared to the 4Q11. These variations are due, mainly, to incremental expenses related to optimization of the facilities for the integrated structure, the beginning of the new data center operation and third-party contracts mainly in maintenance, adjusted according to inflation in the period.

Other net operating revenues/expenses recorded revenues of R$183.0 million in 1Q12, due to the sales of non-strategic assets (+R$216.5 million), partially offset by civil contingencies. When compared to 4Q11, the evolution is explained by the lower sales of non-strategic assets.

DEPRECIATION AND AMORTIZATION

DEPRECIATION

Depreciation and amortization grew by 21.6% in the y-o-y comparison, mainly due to an increase in expenses with amortization of goodwill.

FINANCIAL RESULT

NET FINANCIAL INCOME

The net financial expenses increased by R$51.2 million in 1Q12 over 1Q11, due to the increase in net indebtedness and lower returns on financial investments.

Telefônica Brasil S.A.

Management comments

Three-months period ended March 31, 2012

(In thousands of reais)

(A free translation of the original issued in Portuguese)

Capex

CAPEX

Capex of R$1,164.6 million in 1Q12 increased by 63.4% over 1Q11 due to the investments for increasing network capacity and quality, as well as increase of the 3G coverage. Capex recorded 14.3% of the net revenue in 1Q12, against 9.2% in 1Q11, due to the greater speed in execution of the investment projects in the period.

INDEBTEDNESS

The Company ended 1Q12 with gross debt of R$5,928.0 million, 19.9% of which denominated in foreign currency. The decrease of 4.4% in relation to 4Q11 is related to the amortizations of financing debt with BNDES and BNB.

The Net debt totaled R$2,657.9 million in 1Q12, representing 0.22 of EBITDA in the last 12 months. In comparison with 4Q11, the net debt recorded a reduction of 16.0%, mainly explained by generation of cash by the Company. The foreign exchange exposure of the debt is 100% covered by hedge transactions.

Non-financial data such as: customer base, gross additions, average volumes of recharge, market-share, meeting the quality goals determined by ANATEL, received awards and quotes, among others, have not been reviewed by our independent auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 4, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director